Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2022

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

RESPECTED
TRUSTED
PROFESSIONAL

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co.,Ltd.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co.,Ltd. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2022, and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 33 of the financial statements. As explained in Note 33, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 15, 2022(March 3, 2022, except for emphasis of matter in relation to restatement of the consolidated financial statements). The consolidated statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

May 16, 2022

Seoul, Korea

This report is effective as of May 16, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2022 and December 31, 2021

(In millions of won)	Note		March 31, 2022 (Unaudited)	December 31, 2021
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	28,674,245	28,453,404
Financial assets at fair value through profit or loss	4, 8		65,988,991	62,403,759
Derivative assets	4, 9		4,152,236	3,799,189
Securities at fair value through other comprehensive income	4, 10		67,185,295	64,838,323
Securities at amortized cost	4, 10		50,703,190	49,930,076
Loans at amortized cost	4, 11		394,604,237	389,137,156
Property and equipment, net			4,128,760	4,046,164
Intangible assets			5,675,236	5,644,782
Investments in associates	12		2,713,023	2,913,745
Current tax receivable			14,022	15,159
Deferred tax assets			427,028	134,854
Investment property			592,511	675,391
Net defined benefit assets	16		188,380	142,020
Other assets	4, 11		41,633,844	35,973,754
Assets held for sale			44,813	44,409
Total assets		~~W~~	666,725,811	648,152,185

Liabilities
Deposits	4	~~W~~	366,428,622	364,896,675
Financial liabilities at fair value through profit or loss	4, 13		1,633,968	1,369,225
Financial liabilities designated at fair value through profit or loss	4, 14		8,009,975	8,023,870
Derivative liabilities	4, 9		4,611,659	3,586,564
Borrowings	4		46,465,710	43,167,065
Debt securities issued	4, 15		79,012,193	80,149,363
Net defined benefit liabilities	16		65,941	51,204
Provisions	17		1,155,814	1,166,856
Current tax payable			910,971	702,660
Deferred tax liabilities			181,814	175,947
Liabilities under insurance contracts	18		54,504,131	54,333,498
Other liabilities	4		54,211,493	40,990,836
Total liabilities			617,192,291	598,613,763

Equity	19
Capital stock			2,969,641	2,969,641
Hybrid bonds			3,932,822	3,334,531
Capital surplus			12,095,043	12,095,043
Capital adjustments			(611,238)	(664,429)
Accumulated other comprehensive loss			(2,165,613)	(984,936)
Retained earnings			31,156,525	30,541,300
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			47,377,180	47,291,150
Non-controlling interests			2,156,340	2,247,272
Total equity			49,533,520	49,538,422

Total liabilities and equity		~~W~~	666,725,811	648,152,185

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2022 and 2021

			Three-month periods ended March 31
(In millions of won)	Note		2022 (Unaudited)	2021 (Unaudited)
Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	3,952,899	3,350,877
Financial assets at fair value through profit or loss			208,692	171,809
			4,161,591	3,522,686
Interest expense			(1,252,460)	(966,333)
Net interest income	20		2,909,131	2,556,353

Fees and commission income			1,092,503	1,024,416
Fees and commission expense			(348,653)	(342,957)
Net fees and commission income	21		743,850	681,459

Insurance income			1,533,656	1,697,622
Insurance expenses			(1,724,703)	(1,853,658)
Net insurance loss	18		(191,047)	(156,036)

Dividend income			36,701	35,273
Net gain (loss) on financial instruments at fair value through profit or loss			(88,004)	492,214
Net gain on financial instruments at fair value through profit or loss (overlay approach)			91,672	67,921
Net gain (loss) on financial instruments designated at fair value through profit or loss			242,698	(177,678)
Net gain (loss) on foreign currency transaction			96,769	(26,385)
Net gain (loss) on disposal of financial securities at fair value through other comprehensive income	10		(2,749)	37,863
Net loss on disposal of securities at amortized cost	10		(41)	(12)
Provision for allowance for credit loss	22		(248,539)	(180,054)
General and administrative expenses	23		(1,324,326)	(1,279,009)
Other operating expenses, net			(360,164)	(369,530)

Operating income			1,905,951	1,682,379

Equity method income	12		17,628	12,639
Other non-operating income(expense), net			7,505	(49,686)
Profit before income taxes			1,931,084	1,645,332

Income tax expense	25		510,480	427,391
Profit for the period		~~W~~	1,420,604	1,217,941

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month periods ended March 31, 2022 and 2021

			Three-month periods ended March 31
(In millions of won, except earnings per share data)	Note		2022 (Unaudited)	2021 (Unaudited)

Other comprehensive loss for the period, net of income tax	19	~~W~~	(1,183,151)	(400,096)
Items that are or may be reclassified to profit or loss:
Valuation loss on securities at fair value through other comprehensive income			(1,084,831)	(436,904)
Loss on financial instruments at fair value through profit or loss (overlay approach)			(57,334)	(47,555)
Equity in other comprehensive income (loss) of associates			(11,340)	3,377
Foreign currency translation adjustments for foreign operations			30,382	84,406
Net change in unrealized fair value of cash flow hedges			(27,528)	7,923
Other comprehensive loss of separate account			(51,714)	(13,085)
			(1,202,365)	(401,838)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			1,818	(403)
Equity in other comprehensive loss of associates			8	(2)
Valuation gain on securities at fair value through other comprehensive income			16,842	11,317
Gain(loss) on disposal of securities at fair value through other comprehensive income			280	(9,476)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			266	306
			19,214	1,742

Total comprehensive income for the period		~~W~~	237,453	817,845

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,400,384	1,191,938
Non-controlling interests			20,220	26,003
		~~W~~	1,420,604	1,217,941
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	219,710	792,697
Non-controlling interests			17,743	25,148
		~~W~~	237,453	817,845

Earnings per share:	26
Basic and diluted earnings per share in won		~~W~~	2,552	2,173

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month period ended March 31, 2022

(In millions of won)		March 31, 2021
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests		Total

Balance at January 1, 2021	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291		46,356,858
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	1,191,938	1,191,938	26,003		1,217,941
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(434,287)	-	(434,287)	(776)		(435,063)
Loss on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	(47,555)	-	(47,555)	-		(47,555)
Equity in other comprehensive income of associates		-	-	-	-	3,375	-	3,375	-		3,375
Foreign currency translation adjustments for foreign operations		-	-	-	-	84,483	-	84,483	(77)		84,406
Net change in unrealized fair value of cash flow hedges		-	-	-	-	7,923	-	7,923	-		7,923
Other comprehensive loss of separate account		-	-	-	-	(13,085)	-	(13,085)	-		(13,085)
Remeasurements of defined benefit plans		-	-	-	-	(401)	-	(401)	(2)		(403)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	306	-	306	-		306
Total other comprehensive loss		-	-	-	-	(399,241)	-	(399,241)	(855)	-	(400,096)
Total comprehensive income (loss)		-	-	-	-	(399,241)	1,191,938	792,697	25,148		817,845

Other changes in equity
Dividends		-	-	-	-	-	(803,838)	(803,838)	-		(803,838)
Dividends to hybrid bonds		-	-	-	-	-	(31,462)	(31,462)	-		(31,462)
Issuance of hybrid bonds		-	598,591	-	-	-	-	598,591	-		598,591
Acquisition of treasury stock (Note 19)		-	-	-	(79)	-	-	(79)	-		(79)
Disposal of treasury stock (Note 19)		-	-	-	23,589	-	-	23,589	-		23,589
Change in other capital adjustments		-	-	(105)	(423)	-	(192)	(720)	-		(720)
Change in other non-controlling interests		-	-	(139,791)	-	-	-	(139,791)	(78,401)		(218,192)
		-	598,591	(139,896)	23,087	-	(835,492)	(353,710)	(78,401)		(432,111)
Reclassification between OCI and retained earnings		-	-	-	-	10,002	(10,002)	-	-		-
Balance at March 31, 2021(Unaudited)	~~W~~	2,969,641	2,778,525	12,095,043	(664,848)	(793,420)	28,123,613	44,508,554	2,234,038		46,742,592

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the three-month period ended March 31, 2022

(In millions of won)		March 31, 2022
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2022	~~W~~	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	47,291,150	2,247,272	49,538,422
Total comprehensive income
Profit for the period		-	-	-	-	-	1,400,384	1,400,384	20,220	1,420,604
Other comprehensive income, net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(1,065,645)	-	(1,065,645)	(2,064)	(1,067,709)
Loss on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	(57,334)	-	(57,334)	-	(57,334)
Equity in other comprehensive loss of associates		-	-	-	-	(11,332)	-	(11,332)	-	(11,332)
Foreign currency translation adjustments for foreign operations		-	-	-	-	30,819	-	30,819	(437)	30,382
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(27,528)	-	(27,528)	-	(27,528)
Other comprehensive loss of separate account		-	-	-	-	(51,714)	-	(51,714)	-	(51,714)
Remeasurements of defined benefit plans		-	-	-	-	1,794	-	1,794	24	1,818
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	266	-	266	-	266
Total other comprehensive loss		-	-	-	-	(1,180,674)	-	(1,180,674)	(2,477)	(1,183,151)
Total comprehensive income (loss)		-	-	-	-	(1,180,674)	1,400,384	219,710	17,743	237,453

Other changes in equity
Dividends		-	-	-	-	-	(747,705)	(747,705)	-	(747,705)
Dividends to hybrid bonds		-	-	-	-	-	(37,391)	(37,391)	-	(37,391)
Issuance of hybrid bonds		-	598,291	-	-	-	-	598,291	-	598,291
Acquisition of treasury stock (Note 19)		-	-	-	(36,761)	-	-	(36,761)	-	(36,761)
Change in other capital adjustments		-	-	-	40	-	(66)	(26)	-	(26)
Change in other non-controlling interests		-	-	-	89,912	-	-	89,912	(108,675)	(18,763)

		-	598,291	-	53,191	-	(785,162)	(133,680)	(108,675)	(242,355)
Reclassification between OCI and retained earnings		-	-	-	-	(3)	3	-	-	-
Balance at March 31, 2022(Unaudited)	~~W~~	2,969,641	3,932,822	12,095,043	(611,238)	(2,165,613)	31,156,525	47,377,180	2,156,340	49,533,520

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2022 and 2021

			Three-month periods ended March 31
(In millions of won)	Note		2022 (Unaudited)	2021 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	1,931,084	1,645,332
Adjustments for:
Interest income	20		(4,161,591)	(3,522,686)
Interest expense	20		1,252,460	966,333
Dividend income			(36,701)	(35,273)
Net fees and commission expense			31,723	52,365
Net insurance loss			46,813	262,235
Net loss(gain) on financial instruments at fair value through profit or loss			95,122	(61,754)
Net loss (gain) on derivatives			346,285	(247,725)
Net gain on financial instruments at fair value through profit or loss (overlay approach)			(91,672)	(67,921)
Net loss(gain) on foreign currency translation			(64,055)	83,897
Net gain on financial instruments designated at fair value through profit or loss			(314,822)	(4,940)
Net gain on disposal of securities at fair value through other comprehensive income	10		2,749	(37,863)
Net loss on disposal of securities at amortized cost	10		41	12
Provision for allowance for credit loss	22		248,539	180,054
Employee benefits			54,409	56,907
Depreciation and other amortization	23		247,850	215,847
Other operating expense			202,356	83,257
Equity method income, net	12		(17,628)	(12,639)
Other non-operating (income) expense			(10,046)	55,240
			(2,168,168)	(2,034,654)

Changes in assets and liabilities:
Due from banks at amortized cost			(1,830,325)	3,687,202
Securities at fair value through profit or loss			(2,677,288)	(3,057,606)
Due from banks at fair value through profit or loss			-	30,000
Loans at fair value through profit or loss			(142,936)	402,986
Financial instruments designated at fair value through profit or loss			300,927	(542,321)
Derivative instruments			(83,571)	1,918
Loans at amortized cost			(4,730,629)	(10,602,620)
Other assets			(6,486,227)	(2,890,201)
Deposits			1,549,031	10,181,126
Liabilities for defined benefit obligations			(71,067)	(36,418)
Provisions			(13,867)	(9,007)
Other liabilities			12,410,095	4,789,419
			(1,775,857)	1,954,478

Income taxes paid			(151,658)	(131,968)
Interest received			4,069,199	3,544,298
Interest paid			(1,280,625)	(1,091,946)
Dividends received			19,916	27,079
Net cash inflow from operating activities		~~W~~	643,891	3,912,619

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the three-month periods ended March 31, 2022 and 2021

			Three-month periods ended March 31
(In millions of won)	Note		2022 (Unaudited)	2021(Unaudited)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	951,873	1,017,664
Acquisition of financial instruments at fair value through profit or loss			(1,561,051)	(1,473,306)
Decrease in financial securities at fair value through other comprehensive income			4,581,485	12,038,515
Acquisition of securities at fair value through other comprehensive income			(8,328,133)	(13,082,113)
Proceeds from disposal of securities at amortized cost			1,162,513	1,478,392
Acquisition of securities at amortized cost			(1,817,211)	(2,111,705)
Proceeds from disposal of property and equipment			10,217	8,371
Acquisition of property and equipment			(59,339)	(53,870)
Proceeds from disposal of intangible assets			2,315	5,007
Acquisition of intangible assets			(172,734)	(146,669)
Proceeds from disposal of investments in associates			188,203	101,180
Acquisition of investments in associates			(282,943)	(89,941)
Proceeds from disposal of investment property			-	10
Acquisition of investment property			(1,353)	(436)
Change in other assets			(16,511)	8,306
Proceeds from settlement of hedging derivative financial instruments			9,628	11,483
Payment of settlement of hedging derivative financial instruments			(10,550)	(4,469)
Net cash outflow from investing activities		~~W~~	(5,343,591)	(2,293,581)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	598,291	598,591
Net increase (decrease) in borrowings			3,632,788	(2,198,692)
Proceeds from debt securities issued			5,146,639	6,613,711
Repayments of debt securities issued			(6,226,115)	(6,143,803)
Changes in other liabilities			35,995	6,032
Dividends paid			(55,326)	(50,983)
Proceeds from settlement of hedging derivative financial instruments			747,789	352,312
Payment of settlement of hedging derivative financial instruments			(737,291)	(347,187)
Acquisition of treasury stock			(36,761)	(79)
Disposition and redemption of treasury stock			-	23,588
Decrease in non-controlling interests			(34,191)	(237,511)
Redemption of lease liabilities			(75,165)	(72,901)
Payment of stock issuance costs			-	(105)
Net cash inflow (outflow) from financing activities			2,996,653	(1,457,027)

Effect of exchange rate changes on cash and cash equivalents held			26,153	39,426
Increase (decrease) in cash and cash equivalents			(1,676,894)	201,437

Cash and cash equivalents at the beginning of the period	28		13,083,885	8,962,982

Cash and cash equivalents at the end of the period	28	~~W~~	11,406,991	9,164,419

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2022 and December 31, 2021 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		March 31, 2022	December 31, 2021
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	Mar 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.(*2)	〃	〃	-	100.0
〃	Shinhan Asset Management Co., Ltd.(*2)	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
	Asia Trust Co., Ltd.			60.0	60.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0+1 share	50.0+1 share
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

1.  Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2022 and December 31, 2021 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		March 31, 2022	December 31, 2021
Shinhan Investment Corp.	Shinhan Investment America Inc.	USA	Mar 31	100.0	100.0
〃	Shinhan Investment Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus	Korea	〃	100.0	100.0
	Shinhan CubeOn Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*2) Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. merged on January 5, 2022. After the merger, the company name is Shinhan Asset Management Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Trusts managed by Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 225 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is exposed to, or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 139 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group’s major consolidated subsidiaries as of March 31, 2022 and December 31, 2021 is as follows:

		March 31, 2022			December 31, 2021
Investees(*1)(*2)		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	38,993,605	11,405,305	27,588,300	36,815,893	10,410,517	26,405,376
Shinhan Bank		477,256,612	448,431,883	28,824,729	467,435,213	438,199,575	29,235,638
Shinhan Card Co., Ltd.		39,711,252	32,745,799	6,965,453	38,472,228	31,737,225	6,735,003
Shinhan Investment Corp.		49,236,001	44,219,607	5,016,394	44,446,803	39,421,314	5,025,489
Shinhan Life Insurance Co., Ltd.		69,450,266	64,978,187	4,472,079	70,535,556	65,382,992	5,152,564
Shinhan Capital Co., Ltd.		11,841,828	10,046,393	1,795,435	10,921,698	9,189,041	1,732,657
Jeju Bank		7,064,931	6,554,919	510,012	6,944,214	6,428,269	515,945
Shinhan Credit Information Co., Ltd.		30,073	10,463	19,610	31,377	12,334	19,043
Shinhan Alternative Investment Management Inc. (*3)		-	-	-	114,973	70,449	44,524
Shinhan Asset Management Co., Ltd. (*3)		353,315	133,192	220,123	242,760	40,181	202,579
SHC Management Co., Ltd.		9,651	8	9,643	9,636	-	9,636
Shinhan DS		95,719	53,276	42,443	92,591	52,804	39,787
Shinhan Savings Bank		2,890,585	2,648,789	241,796	2,644,942	2,413,176	231,766
Asia Trust Co., Ltd.		383,747	114,645	269,102	373,488	122,890	250,598
Shinhan AITAS Co., Ltd.		86,569	9,403	77,166	90,116	9,786	80,330
Shinhan REITs Management Co., Ltd.		62,299	9,355	52,944	63,026	10,584	52,442
Shinhan AI Co., Ltd.		43,373	1,856	41,517	44,031	2,563	41,468
Shinhan Venture Investment Co, Ltd.		105,224	27,909	77,315	98,914	23,331	75,583

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. merged on January 5, 2022. After the merger, the company name is Shinhan Asset Management Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

1.  Reporting entity (continued)

ii) The summarized income information of the controlling company and the Group’s major consolidated subsidiaries for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022			March 31, 2021
Investees(*1)(*2)		Operating income	Net income (*3)	Com- prehensive income (loss)(*3)	Operating income	Net income (loss)(*3)	Com- prehensive income (loss)(*3)
Shinhan Financial Group (separate)	~~W~~	1,525,244	1,406,564	1,406,564	1,454,999	1,328,049	1,328,049
Shinhan Bank		7,474,166	863,295	503,657	7,819,880	656,568	619,855
Shinhan Card Co., Ltd.		1,147,246	176,532	169,056	1,081,992	168,420	181,347
Shinhan Investment Corp.		2,765,617	104,465	93,496	2,727,532	168,103	193,014
Shinhan Life Insurance Co., Ltd.(*4)		2,237,287	152,373	(677,617)	1,410,981	72,825	(86,496)
Orange Life Insurance Co., Ltd. (*4)		-	-	-	1,085,461	107,686	(151,149)
Shinhan Capital Co., Ltd.		257,212	108,634	107,136	179,073	59,174	58,894
Jeju Bank		58,163	6,141	(2,177)	48,527	7,806	4,779
Shinhan Credit Information Co., Ltd.		9,963	577	577	10,547	805	805
Shinhan Alternative Investment Management Inc.(*5)		-	-	-	3,559	333	333
Shinhan Asset Management Co., Ltd.(*5)		79,027	26,356	26,066	30,503	11,219	11,257
SHC Management Co., Ltd.		-	6	6	12	(6)	(6)
Shinhan DS		54,331	2,652	2,682	49,732	1,384	1,538
Shinhan Savings Bank		53,256	9,961	10,065	32,718	5,429	5,554
Asia Trust Co., Ltd.		36,086	18,471	18,504	32,785	16,748	16,743
Shinhan AITAS Co., Ltd.		13,662	2,109	2,109	13,053	1,939	1,939
Shinhan REITs Management Co., Ltd.		3,220	503	502	3,214	1,872	1,871
Shinhan AI Co., Ltd.		3,139	52	49	2,709	176	173
Shinhan Venture Investment Co, Ltd.		5,926	1,731	1,731	10,315	4,220	4,239

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) It includes non-controlling interest.

(*4) Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. merged on July 1, 2021. After the merger, the company name is Shinhan Life Insurance Co., Ltd.

(*5) Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. merged on January 5, 2022. After the merger, the company name is Shinhan Asset Management Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

These consolidated interim financial statements of the Group are prepared as part of the period covered by the Group’s K-IFRS annual financial statements. They are prepared under K-IFRS No.1034, ‘Interim Financial Reporting’, do not include all the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2021.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were, except for the method of estimation used to determine the income tax expense for the interim period, the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

3. Significant accounting policies

(a) The Group applies the same accounting policies applied as when preparing the annual consolidated financial statements for the year ended December 31, 2021, except for the following amendments that has been applied for the first time since January 1, 2022 and as described in Note 2. (b).

i) K-IFRS No. 1103 'Business combination' amended – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of K-IFRS No.1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, and Korean K-IFRS No.2121 ‘Levies’. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments do not have a significant impact on the consolidated financial statements.

(ii) K-IFRS No. 1016 ‘Property, Plant and Equipment ' amended – Proceeds before the intended use

The amendments require the entity to recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss, and prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. The amendments do not have a significant impact on the consolidated financial statements.

(iii) K-IFRS No. 1037, ‘Provisions, Contingent Liabilities and Contingent Assets’ amended - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments do not have a significant impact on the consolidated financial statements.

iv) Annual Improvements to K-IFRSs 2018-2020 Cycle

For Annual Improvements to K-IFRSs 2018-2020 Cycle, the amendments take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments do not have a significant impact on the cconsolidated financial statements.

- K-IFRS No.1101, ‘‘First-time Adoption of K-IFRS’-First-time adopter subsidiaries

- K-IFRS No.1109, ‘Financial Instruments’ -10% test-related fee for financial liabilities removal

- K-IFRS No.1041, ‘Agriculture’ - Fair value measurement

(b) The following new accounting standards and amendments have been published that are not mandatory for March 31, 2022 reporting periods and have not been early adopted by the Group.

i) K-IFRS No.1117 ‘Insurance Contracts’

K-IFRS No. 1117 ‘Insurance Contracts’ enacted on April 23, 2021 will be applied for annual periods beginning on or after January 1, 2023. The standard will replace K-IFRS No. 1104 ‘Insurance Contracts’ which is the current standard.

The main features of K-IFRS No. 1117 include measurement of the current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and separate presentation of investment income from insurance performance. Under K-IFRS No. 1104, insurance liability was measured using historical information (e.g., interest rates at sale, etc.). In addition, when the entity receives the premium, it recognizes the premium received as an insurance revenue on a cash basis and there is no obligation to present insurance and investment income or expense separately. On the contrary, K-IFRS No. 1117 measures insurance liability at its current value by using updated discount rates which reflect current market-based information (i.e. at the reporting date) such as assumptions and risks. An insurance revenue is recognized on an accrual basis, reflecting the services provided to the policyholder by the insurance company for each accounting periods. Moreover, insurance finance income or expenses and the investment income or expenses will be presented separately.

If the Group applies K-IFRS No. 1117 in preparation of financial statements, significant differences with current financial statements may arise due to the following reasons. These differences do not include all of the future differences and they may be changed depending on further analysis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

①	Evaluation of insurance liabilities

Under K-IFRS No. 1117, the Group estimates all cash flows under the insurance contract, then measures insurance liability by using discount rates that reflect assumptions and risks at the reporting date.

Specifically, the Group identifies a portfolio of insurance contracts which comprises contracts subject to similar risks and managed together and disaggregates the groups of insurance contracts with similar profitability within the portfolio. Then, the Group measures the groups of insurance contracts at the total of estimates of future cash flows (reflecting cash flows related to insurance contracts and the time value of money), risk adjustment and contractual service margin. Upon the application of K-IFRS No. 1117, contractual service margin account has been newly introduced. The contractual service margin presents the unrealized profit that the Group will recognize as it provides services in the future.

Reinsurance contract is an insurance contract issued by one entity (the reinsurer) to compensate another entity for claims arising from one or more insurance contracts issued by that another entity (underlying insurance contracts). When estimating present value of future cash flows arising from reinsurance contracts, the Group would use assumptions consistent with those it uses for the underlying contracts.

② Recognition and measurement of financial performance

According to K-IFRS No. 1117, insurance revenue is recognized on an accrual basis including services (insurance coverage) provided to the policyholder for each accounting period. Investment components (such as cancellation or maturity refunds) being repaid to the policyholder even if an insured event does not occur, are excluded from insurance revenue. Insurance finance income or expenses and investment income or expenses are presented separately to enable information users to understand the sources of profits or losses.

The Group includes time value of money and financial risk, and the effect of changes in the time value of money and financial risk related to the groups of insurance contracts in the insurance finance income or expenses. This requires the Group to make an accounting policy choice as to whether to disaggregate insurance finance income or expenses for the period between profit or loss and other comprehensive income.

③ Accounting policies related to conversion

According to K-IFRS No. 1117, the Group shall adjust the groups of insurance contracts issued before the transition date, that is measured at cost to be measured at its current value by applying a full retrospective approach, modified retrospective approach or fair value approach (January 1, 2022, the beginning of the annual reporting period immediately preceding the date of initial application).

In principle, the Group shall identify, recognize, and measure (full retrospective approach) each group of insurance contracts as if K-IFRS No. 1117 had been applied even before the transition date. However, if this approach is impracticable, the Group may choose to apply either the modified retrospective approach or fair value approach. On the other hand, for groups of insurance contracts with direct participation features which meet certain criteria, a fair value approach may be applied even if the full retrospective approach is applicable.

The objective of the modified approach is to achieve the closest outcome to retrospective application possible using reasonable and supportable information available without undue cost or effort. The fair value approach is an approach of assessing a group of insurance contracts using fair value assessments, etc. in accordance with K-IFRS No. 1113 ‘Fair Value Measurement’. To apply the fair value approach, the Group shall determine the contractual service margin or loss component of the liability for remaining coverage at the transition date as the difference between the fair value of a group of insurance contracts and the fulfilment cash flows measured at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

3.  Significant accounting policies (continued)

ii) K-IFRS No.1117 ‘Insurance Contracts’ (continued)

④ Preparing for the application

As part of preparation for integration of life insurance sector in 2021, the Group has completed setting up actuarial assumptions and models and insurance liability settlement system. Before 2023, when the standard is first applied, the Group is planning to continue fostering and reinforcing additional professionals and will constantly promote advancement, including improvements on system stability and verification of the consistency of data output. Also, the Group will overhaul and establish an Internal Control of Financial Reporting that goes along with the dynamic accounting environment in order to prepare and disclose reliable accounting information.

The application of K-IFRS No. 1117 will not only result to a change in accounting standards, but will also affect insurance product development, sales strategies, and long-term management strategies. Therefore, with the aim of re-establishment of the overall business management system, the Group will continue to provide training to the employees and report to the management the status and implementation plan of K-IFRS No. 1117.

⑤ Financial impact assessment

As the implementation of K-IFRS No. 1117 results to changes in the valuation of liabilities, revenue recognition, etc., the Group believes that the impact of this standard on the financial statements will be significant. The Group is determining the impacts on the consolidated financial statements due to the application of the standard. However, in practice, it is difficult to provide reasonable estimates of the impact on future financial statements. As of March 31, 2022, the Group has an insurance contract liability of ~~W~~ 61,046,122 million, calculated in accordance with K-IFRS No.1104 ‘Insurance contracts’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

4.  Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

4.  Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

-Establish risk management basic policy in line with management strategy

-Determine the level of risk that can be assumed by the Group and each subsidiary

-Approve appropriate investment limit or loss allowance limit

-Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations

-Matters concerning risk management organization structure and division of duties

-Matters concerning the operation of the risk management system

-Matters concerning the establishment of various limits and approval of limits

-Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems

-Matters concerning risk disclosure policy

-Analysis of crisis situation, related capital management plan and financing plan

-Matters deemed necessary by the board of directors

-Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines

-Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries.

iii) Group Risk Management System

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

4.  Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly, and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of expansion of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk Reviewing

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior consultation with the risk management department of the Group.

④ Risk Management

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the personal information, the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch’s RM (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring system (CSS) based on objective statistical methods and bank credit policies.

The Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business division and supporting division, and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate credit policy decisions from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS(Application Scoring System) and BSS(Behavior Scoring System). Unless a customer fall under “rejections due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of AS is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

4.  Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions, and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is the main variable input to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

KOSPI	Negative
GDP growth rate	Negative
Private consumption index growth rate	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on data from the past more than ten years.

The Group uses forward-looking information to estimate expected credit loss in accordance with K-IFRS No. 1109 'Financial Instruments'. The default rate forecast applied in estimating allowance for expected credit loss for the year ended December 31, 2021 was re-estimated using changed forward-looking information on GDP growth rate and private consumption index, which were major variables for calculating the default rate.

As of March 31, 2022, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the COVID-19 and the pace of economic recovery. The Group will continue to monitor the economic effects of the COVID-19 disease.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower default. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying value, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of March 31, 2022 and December 31, 2021 is as follows:

		March 31, 2022	December 31, 2021
Due from banks and loans at amortized cost(*1),(*3):
Banks	~~W~~	16,376,419	14,166,508
Retail		186,081,533	186,358,002
Government/Public sector/Central bank		16,061,301	15,251,465
Corporations		176,304,168	172,527,573
Card receivable		25,424,073	25,065,621
		420,247,494	413,369,169

Due from banks and loans at fair value through profit or loss(*3):
Banks		130,490	34,262
Corporations		1,717,869	1,683,344
		1,848,359	1,717,606

Securities at fair value through profit or loss		61,688,696	58,310,838
Securities at fair value through other comprehensive income		65,680,886	63,806,919
Securities at amortized cost(*1)		50,703,190	49,930,076
Derivative assets		4,152,236	3,799,189
Other financial assets(*1),(*2)		28,468,826	23,238,932
Guarantee contracts		17,732,467	16,745,707
Loan commitments and other credit liabilities		196,909,631	193,853,866
	~~W~~	847,431,785	824,772,302

(*1) The maximum exposure amount of due from banks and loans at amortized cost, securities at amortized cost and other financial assets are recorded as net of allowances.

(*2) Other financial assets mainly comprise of receivables, accrued income, secured deposits, prepayment, and uncollected domestic exchange settlement.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022
		12-month expected loss		Lifetime expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	12,693,277	3,559,535	143,520	688	-	16,397,020	(20,601)	16,376,419	109,928
Retail		169,009,916	6,892,879	8,052,480	2,130,753	590,083	186,676,111	(594,578)	186,081,533	128,971,570
Government/Public sector /Central bank		14,872,711	1,179,925	17,133	247	-	16,070,016	(8,715)	16,061,301	9,000
Corporations		106,496,271	44,650,144	10,456,712	15,615,836	818,874	178,037,837	(1,733,669)	176,304,168	96,472,519
Card receivable		19,036,185	2,608,464	1,880,174	2,373,998	435,193	26,334,014	(909,941)	25,424,073	9,445
		322,108,360	58,890,947	20,550,019	20,121,522	1,844,150	423,514,998	(3,267,504)	420,247,494	225,572,462
Securities at fair value through other comprehensive income(*)		57,438,567	8,066,852	3,640	171,827	-	65,680,886	-	65,680,886	-
Securities at amortized cost		49,070,920	1,613,633	-	35,892	-	50,720,445	(17,255)	50,703,190	-
	~~W~~	428,617,847	68,571,432	20,553,659	20,329,241	1,844,150	539,916,329	(3,284,759)	536,631,570	225,572,462

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of March 31, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
		12-month expected credit loss		Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	10,793,973	3,278,144	112,254	434	-	14,184,805	(18,297)	14,166,508	133,618
Retail		169,313,467	7,015,361	7,900,192	2,127,173	581,534	186,937,727	(579,725)	186,358,002	126,988,030
Government/Public sector/ Central bank		14,531,532	710,527	17,433	257	-	15,259,749	(8,284)	15,251,465	9,000
Corporations		101,866,101	44,060,819	10,743,965	16,702,928	853,977	174,227,790	(1,700,217)	172,527,573	93,682,859
Card receivable		18,793,517	2,541,833	1,829,837	2,350,634	428,068	25,943,889	(878,268)	25,065,621	8,774
		315,298,590	57,606,684	20,603,681	21,181,426	1,863,579	416,553,960	(3,184,791)	413,369,169	220,822,281
Securities at fair value through other comprehensive income(*)		56,176,008	7,478,125	-	152,786	-	63,806,919	-	63,806,919	-
Securities at amortized cost		48,305,398	1,605,335	-	36,290	-	49,947,023	(16,947)	49,930,076	-
	~~W~~	419,779,996	66,690,144	20,603,681	21,370,502	1,863,579	530,307,902	(3,201,738)	527,106,164	220,822,281

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 39,768 million and ~~W~~ 37,486 million as of March 31, 2022 and December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	13,530,962	3,527,911	-	17,058,873
Lifetime expected credit loss		347,885	231,604	-	579,489
Impaired		-	-	94,105	94,105
		13,878,847	3,759,515	94,105	17,732,467
Loan commitment and other credit line
12-month expected credit loss		163,225,899	23,704,789	-	186,930,688
Lifetime expected credit loss		7,396,093	2,565,827	-	9,961,920
Impaired		-	-	17,023	17,023
		170,621,992	26,270,616	17,023	196,909,631
	~~W~~	184,500,839	30,030,131	111,128	214,642,098

		December 31, 2021
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	12,671,376	3,434,615	-	16,105,991
Lifetime expected credit loss		342,224	205,179	-	547,403
Impaired		-	-	92,313	92,313
		13,013,600	3,639,794	92,313	16,745,707
Loan commitment and other credit line
12-month expected credit loss		160,307,100	23,370,613	-	183,677,713
Lifetime expected credit loss		7,406,324	2,759,057	-	10,165,381
Impaired		-	-	10,772	10,772
		167,713,424	26,129,670	10,772	193,853,866
	~~W~~	180,727,024	29,769,464	103,085	210,599,573

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2022 and December 31, 2021 are as follows

		March 31, 2022
Classification(*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	15,560,881	-	-	-	-	-	815,538	-	16,376,419
Retail		-	-	-	-	-	-	-	186,081,533	186,081,533
Government/Public sector/Central bank		16,026,294	-	-	1,797	-	-	33,210	-	16,061,301
Corporations		12,162,101	54,835,978	21,870,940	41,878,029	4,000,201	6,501,807	35,055,112	-	176,304,168
Card receivable		53,353	243,457	218,675	43,693	42,701	29,498	931,447	23,861,249	25,424,073
		43,802,629	55,079,435	22,089,615	41,923,519	4,042,902	6,531,305	36,835,307	209,942,782	420,247,494
Due from banks and loans at FVTPL
Banks		130,490	-	-	-	-	-	-	-	130,490
Corporations		953,360	354,602	16,140	122,470	202,524	2,349	66,424	-	1,717,869
		1,083,850	354,602	16,140	122,470	202,524	2,349	66,424	-	1,848,359
Securities at fair value through profit or loss		35,291,391	3,061,956	1,450,417	767,504	193,255	60,394	20,863,779	-	61,688,696
Securities at fair value through other comprehensive income		27,261,362	3,426,483	475,082	769,522	1,152,813	30,222	32,565,402	-	65,680,886
Securities at amortized cost		10,495,429	-	-	1,061,266	1,277,145	-	37,869,350	-	50,703,190
		117,934,661	61,922,476	24,031,254	44,644,281	6,868,639	6,624,270	128,200,262	209,942,782	600,168,625
Off-balance accounts
Guarantees		2,429,249	8,704,040	3,719,385	286,830	239,006	141,402	2,211,913	642	17,732,467
Loan commitments and other liabilities related to credit		16,835,073	27,538,416	9,296,708	3,983,649	2,093,797	498,233	14,337,499	122,326,256	196,909,631
	~~W~~	19,264,322	36,242,456	13,016,093	4,270,479	2,332,803	639,635	16,549,412	122,326,898	214,642,098

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
Classification(*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,447,829	-	-	-	-	-	718,679	-	14,166,508
Retail		-	-	-	-	-	-	-	186,358,002	186,358,002
Government/Public sector/Central bank		15,216,403	-	-	1,797	-	-	33,265	-	15,251,465
Corporations		13,384,083	53,134,572	21,167,564	41,106,836	3,727,338	6,544,166	33,463,014	-	172,527,573
Card receivable		51,123	252,973	228,900	46,896	45,568	29,713	1,899,301	22,511,147	25,065,621
		42,099,438	53,387,545	21,396,464	41,155,529	3,772,906	6,573,879	36,114,259	208,869,149	413,369,169
Due from banks and loans at FVTPL
Banks		34,262	-	-	-	-	-	-	-	34,262
Corporations		986,736	492,598	15,107	78,753	22,537	2,637	84,976	-	1,683,344
		1,020,998	492,598	15,107	78,753	22,537	2,637	84,976	-	1,717,606
Securities at fair value through profit or loss		33,769,892	3,248,846	1,169,038	773,687	299,972	152,341	18,897,062	-	58,310,838
Securities at fair value through other comprehensive income		27,034,695	3,529,756	523,631	775,967	1,144,998	30,928	30,766,944	-	63,806,919
Securities at amortized cost		10,309,318	-	-	1,074,393	1,249,070	-	37,297,295	-	49,930,076
		114,234,341	60,658,745	23,104,240	43,858,329	6,489,483	6,759,785	123,160,536	208,869,149	587,134,608
Off-balance accounts
Guarantees		2,308,627	8,124,340	3,469,001	350,591	207,691	151,653	2,132,267	1,537	16,745,707
Loan commitments and other liabilities related to credit		15,445,541	25,389,003	8,908,201	3,676,457	2,213,871	499,633	20,404,848	117,316,312	193,853,866
	~~W~~	17,754,168	33,513,343	12,377,202	4,027,048	2,421,562	651,286	22,537,115	117,317,849	210,599,573

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System (TRMS), and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk in The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022
Classifications(*1)		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits(*2)	~~W~~	213,089,265	42,161,050	38,575,792	56,559,784	16,939,223	2,015,498	369,340,612
Financial liabilities at fair value through profit or loss		1,636,245	-	-	-	-	-	1,636,245
Borrowings		12,458,190	4,061,797	3,491,922	6,661,981	16,159,083	4,402,117	47,235,090
Debt securities issued		6,200,491	7,195,177	8,128,606	15,568,985	40,214,705	5,176,978	82,484,942
Financial liabilities designated at fair value through profit of loss		373,478	461,754	319,624	1,162,190	4,480,385	1,212,544	8,009,975
Other financial liabilities		48,731,091	64,559	85,772	379,784	919,577	783,731	50,964,514
	~~W~~	282,488,760	53,944,337	50,601,716	80,332,724	78,712,973	13,590,868	559,671,378
Off balance(*3):
Guarantee contracts	~~W~~	17,732,467	-	-	-	-	-	17,732,467
Other liabilities related to loan commitments		196,909,631	-	-	-	-	-	196,909,631
	~~W~~	214,642,098	-	-	-	-	-	214,642,098

Derivatives:
Derivatives	~~W~~	73,174	3,663	7,955	45,301	(395,444)	35,797	(229,554)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of March 31, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
Classifications(*1)		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits(*2)	~~W~~	212,378,477	36,147,003	40,879,482	59,303,450	17,046,796	2,589,696	368,344,904
Financial liabilities at fair value through profit or loss		1,371,503	-	-	-	-	-	1,371,503
Borrowings		13,159,909	3,928,317	3,643,545	5,171,542	14,168,441	3,649,507	43,721,261
Debt securities issued		4,833,061	7,033,973	7,257,291	17,537,101	41,799,782	5,334,848	83,796,056
Financial liabilities designated at fair value through profit or loss		332,597	294,931	586,682	1,298,402	4,165,201	1,346,057	8,023,870
Other financial liabilities		26,754,163	175,952	136,110	568,997	579,871	159,352	28,374,445
	~~W~~	258,829,710	47,580,176	52,503,110	83,879,492	77,760,091	13,079,460	533,632,039
Off balance(*3):
Guarantee contracts	~~W~~	16,745,707	-	-	-	-	-	16,745,707
Other liabilities related to loan commitments		193,853,866	-	-	-	-	-	193,853,866
	~~W~~	210,599,573	-	-	-	-	-	210,599,573

Derivatives:
Derivatives	~~W~~	380,609	23,508	11,867	23,099	(363,034)	47,464	123,513

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounting to ~~W~~172,633,609 million and ~~W~~172,107,724 million as of March 31, 2022 and December 31, 2021 are included in the ‘Less than 1 month’ category, respectively.

(*3) Usually, a maturity date exists for guarantees, loan agreements, and other credit offerings provided by the Group. However, if the counterparty requests a payment, the payment must be performed immediately; hence, it is classified as the “earliest sections that can be performed”.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(e) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and Domestic-Systemically Important Banks(D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of March 31, 2021, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of the end of the current quarter, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	-	30,590	30,590
Loans at FVTPL		-	651,737	1,166,032	1,817,769
Securities at FVTPL:
Debt securities and other securities		6,160,244	44,576,462	10,853,421	61,590,127
Equity securities		705,035	102,519	1,644,382	2,451,936
Gold/silver deposits		98,569	-	-	98,569
		6,963,848	44,678,981	12,497,803	64,140,632
Derivative assets:
Trading		69,833	3,433,153	493,628	3,996,614
Hedging		-	155,622	-	155,622
		69,833	3,588,775	493,628	4,152,236
Securities measured at FVOCI:
Debt securities		26,706,350	38,974,536	-	65,680,886
Equity securities		759,569	46,700	698,140	1,504,409
		27,465,919	39,021,236	698,140	67,185,295
	~~W~~	34,499,600	87,940,729	14,886,193	137,326,522
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,099,017	-	-	1,099,017
Gold/silver deposits		534,951	-	-	534,951
		1,633,968	-	-	1,633,968
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	406,428	7,603,547	8,009,975
Derivative liabilities:
Trading		277,238	3,449,644	192,047	3,918,929
Hedging		-	395,759	296,971	692,730
		277,238	3,845,403	489,018	4,611,659
	~~W~~	1,911,206	4,251,831	8,092,565	14,255,602

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of March 31, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	-	34,262	34,262
Loans at FVTPL		-	790,510	892,834	1,683,344
Securities at FVTPL:
Debt securities and other securities		7,250,389	40,396,692	10,580,066	58,227,147
Equity securities		942,433	107,416	1,325,466	2,375,315
Gold/silver deposits		83,691	-	-	83,691
		8,276,513	40,504,108	11,905,532	60,686,153
Derivative assets:
Trading		11,542	3,033,965	528,619	3,574,126
Hedging		-	225,063	-	225,063
		11,542	3,259,028	528,619	3,799,189
Securities measured at FVOCI:
Debt securities		24,951,761	38,855,158	-	63,806,919
Equity securities		257,947	48,225	725,232	1,031,404
		25,209,708	38,903,383	725,232	64,838,323
	~~W~~	33,497,763	83,457,029	14,086,479	131,041,271
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	787,767	-	-	787,767
Gold/silver deposits		581,458	-	-	581,458
		1,369,225	-	-	1,369,225
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	401,345	7,622,525	8,023,870
Derivative liabilities:
Trading		191,061	2,862,761	153,933	3,207,755
Hedging		-	196,060	182,749	378,809
		191,061	3,058,821	336,682	3,586,564
	~~W~~	1,560,286	3,460,166	7,959,207	12,979,659

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are as follows:

		March 31, 2022
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	12,832,628	725,232	(7,622,525)	374,686	(182,749)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period (*1)		198,736	-	239,197	(205,802)	(114,222)
Recognized in other comprehensive income (loss) for the period		(11,929)	(27,092)	471	-	-
		186,807	(27,092)	239,668	(205,802)	(114,222)
Purchase		1,522,648	-	-	136,140	-
Issue		-	-	(1,452,667)	-	-
Settlement		(766,577)	-	1,231,977	(3,485)	-
Reclassification(*3)		-	-	-	-	-
Transfer to level3(*2)		30,884	-	-	-	-
Transfer from level3(*2)		(111,965)	-	-	42	-
Ending balance	~~W~~	13,694,425	698,140	(7,603,547)	301,581	(296,971)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	10,925,715	717,408	(8,141,504)	321,499	(102,024)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		271,065	448	(273,536)	348,046	(80,725)
Recognized in other comprehensive income (loss) for the year		38,566	24,672	(1,526)	-	-
		309,631	25,120	(275,062)	348,046	(80,725)
Purchase		4,792,810	21,440	-	4,394	-
Issue		-	-	(8,488,977)	-	-
Settlement		(3,498,968)	(38,736)	9,283,018	(299,633)	-
Reclassification(*3)		(9,641)	-	-	-	-
Transfer to level3(*2)		507,984	-	-	446	-
Transfer from level3(*2)		(194,903)	-	-	(66)	-
Ending balance	~~W~~	12,832,628	725,232	(7,622,525)	374,686	(182,749)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month periods ended March 31, 2022 and for the year ended December 31, 2021 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		March 31, 2022
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of March 31
Net loss on financial assets at fair value through profit or loss	~~W~~	(7,066)	(38,666)
Net gain on financial liabilities designated at fair value through profit or loss		239,197	271,897
Net other operating income		(114,222)	(114,222)
	~~W~~	117,909	119,009

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

		December 31, 2021
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	619,111	322,974
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(273,536)	186,003
Net gain on securities at fair value through other comprehensive income		448	-
Other operating expenses		(80,725)	(83,669)
	~~W~~	265,298	425,308

(*2) The investment securities transferred to Level 3 as the availability of observable market data changed due to reasons such as suspension of trading, and the derivative instruments transferred to Level 3 as the availability of observable market data changed due to reasons such as changes in the valuation.

(*3) It has been replaced by investment in associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial assets at fair value through profit or loss
Debt securities	DCF, NAV	~~W~~	45,228,199	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		102,519	Price of underlying assets such as stocks, bonds, etc.
			45,330,718
Derivative assets
Trading	Option model, Implied forward rate calculation method, DCF		3,433,153	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			155,622
			3,588,775
Securities at fair value through other comprehensive income
Debt securities	DCF		38,974,536	Price of underlying assets such as discount rate, interest rate, etc.
Equity securities	NAV		46,700
			39,021,236
		~~W~~	87,940,729
Liabilities
Financial liabilities designated at fair value through profit or loss
Complex financial instruments	Black-Scholes model	~~W~~	406,428	Discount rate
Derivative liabilities
Trading	Option model, DCF		3,449,644	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			395,759
			3,845,403
		~~W~~	4,251,831

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2022 and December 31, 2021 are as follows (continued):

	December 31, 2021
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial assets at fair value through profit or loss
Debt securities	DCF	~~W~~	41,187,202	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		107,416	Price of underlying assets such as stocks, bonds, etc.
			41,294,618
Derivative assets
Trading	Option model, Implied forward rate calculation method, DCF		3,033,965	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			225,063
			3,259,028
Securities at fair value through other comprehensive income
Debt securities	DCF		38,855,158	Price of underlying assets such as discount rate, interest rate, etc..
Equity securities	NAV		48,225
			38,903,383
		~~W~~	83,457,029
Liabilities
Financial liabilities designated at fair value through profit or loss
Complex financial instruments	Black-Scholes model	~~W~~	401,345	Discount rate
Derivative liabilities
Trading	Option model, DCF		2,862,761	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			196,060
			3,058,821
		~~W~~	3,460,166

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial assets at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Comparable company analysis	~~W~~	12,050,043	The volatility of the underlying asset, Discount rate, and Correlations	12.86%~71.35% 0.2%~27.44% 32.33%~50.33%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		1,644,382	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	21.00%~26.00% 5.45%~15.86% 17.00%~66.00% 1.00%
			13,694,425
Derivative assets
Equity and foreign exchange related	Option model(*1)		34,352	The volatility of the underlying asset, and Correlations	5.61%~61.00% -2.00%~91.00%
Interest rates related	Option model(*1)		16,038	The volatility of the underlying asset, Correlations and Discount rate	0.50%~0.80% -39.00%~80.00% 1.03%~1.53%
Credit and commodity related	Option model(*1)		443,238	The volatility of the underlying asset, and Hazard rate	4.00%~16.90% 0.05%~2.68%
			493,628

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		698,140	The volatility of the underlying asset, Discount rate, and Growth rate	19.29%~30.76% 9.11%~22.74% 0.00%~2.00%

			698,140
		~~W~~	14,886,193

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2022 and December 31, 2021 are as follows (continued):

	March 31, 2022
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	7,603,547	The volatility of the underlying asset, and Correlations	0.20%~86.50% -42.00%~87.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		9,357	The volatility of the underlying asset, and Correlations	5.61%~87.00% -42.00%~91.00%
Interest rates related	Option model(*1)		460,594	The volatility of the underlying asset, Regression coefficient, and Correlations	0.20%~0.80% 0.00%~0.54% 24.00%~90.34%
Credit and commodity related	Option model(*1)		19,067	The volatility of the underlying asset, and Hazard rate	0.20%~46.30% 0.05%~10.65%
			489,018
		~~W~~	8,092,565

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2022 and December 31, 2021 are as follows (continued):

	December 31, 2021
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial assets at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Comparable company analysis	~~W~~	11,507,162	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	19.48%~72.69% 0.07%~27.30% 23.17%~58.47% 0.00%~1.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		1,325,466	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	16.00%~32.00% 5.45%~16.35% 00.00%~54.00% 1.00%
			12,832,628
Derivative assets
Equity and foreign exchange related	Option model(*1)		28,783	The volatility of the underlying asset, and Correlations	2.29%~50.00% -5.00%~91.00%
Interest rates related	Option model(*1)		6,029	The volatility of the underlying asset, Correlations, and Discount rate	0.70% 80.00%~82.00% 1.11%~1.83%
Credit and commodity related	Option model(*1)		493,807	The volatility of the underlying asset, and Hazard Rate	0.70%~4.70% 5.17%~93.69%
			528,619

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		725,232	The volatility of the underlying asset, Discount rate, and Growth rate	25.49% 9.80%~22.79% 0.00%~2.00%

			725,232
		~~W~~	14,086,479

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2022 and December 31, 2021 are as follows (continued):

	December 31, 2021
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	7,622,525	The volatility of the underlying asset, and Correlations	0.50%~94.90% -12.00%~88.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		13,214	The volatility of the underlying asset, and Correlations	2.29%~42.00% -5.00%~91.00%
Interest rates related	Option model(*1)		258,364	The volatility of the underlying asset, Regression coefficient, and Correlations	0.46%~0.78% 0.00%~0.54% 0.00%~90.34%
Credit and commodity related	Option model(*1)		65,104	The volatility of the underlying asset, and Hazard Rate	1.90%~94.90% 5.17%~100.79%
			336,682
		~~W~~	7,959,207

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of March 31, 2022 and December 31, 2021.

		March 31, 2022
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial assets at fair value through profit or loss	~~W~~	37,008	(38,123)
Derivative assets		12,861	(12,001)
Securities at fair value through other comprehensive income(*2)		36,094	(46,783)
	~~W~~	85,963	(96,907)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	55,521	(64,484)
Derivative liabilities		29,793	(37,988)
	~~W~~	85,314	(102,472)

		December 31, 2021
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial assets at fair value through profit or loss	~~W~~	39,084	(43,072)
Derivative assets		16,893	(11,809)
Securities at fair value through other comprehensive income(*2)		38,865	(38,210)
	~~W~~	94,842	(93,091)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	45,493	(50,845)
Derivative liabilities		25,326	(23,486)
	~~W~~	70,819	(74,331)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset(-10~10%p) or correlations (-10~10%p), a significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%p) and applying growth rate, a significant unobservable input at -1%~1p%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying value and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Other financial assets and other financial liabilities

The carrying value is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022		December 31, 2021
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	25,643,257	25,599,840	24,232,013	24,216,932

Loans measured at amortized cost
Retails		158,425,820	157,452,529	159,090,991	159,262,881
Corporations		202,155,015	201,500,297	197,356,011	198,053,452
Public and other funding loans		4,075,294	4,069,754	3,795,225	3,812,717
Loans between banks		4,533,914	4,521,724	3,844,227	3,839,726
Credit card		25,414,194	25,802,807	25,050,702	25,438,046
		394,604,237	393,347,111	389,137,156	390,406,822
Securities measured at amortized cost
Government bonds		35,259,669	33,021,196	34,679,301	34,377,110
Financial institution bonds		3,334,434	3,285,901	3,423,536	3,477,834
Corporation bonds		12,109,087	11,459,007	11,827,239	11,750,467
		50,703,190	47,766,104	49,930,076	49,605,411
Other financial assets		28,468,826	28,627,182	23,238,932	23,389,209
	~~W~~	499,419,510	495,340,237	486,538,177	487,618,374
Liabilities:
Deposit liabilities
Demand deposits	~~W~~	172,633,609	172,633,608	172,107,724	172,107,724
Time deposits		161,065,069	160,797,597	161,498,901	161,301,409
Certificate of deposit		17,937,967	17,986,941	16,576,536	16,606,894
Issued bill deposit		6,702,544	6,702,315	5,818,001	5,817,844
CMA deposits		4,334,589	4,334,589	5,246,478	5,246,478
Others		3,754,844	3,754,690	3,649,035	3,648,983
		366,428,622	366,209,740	364,896,675	364,729,332
Borrowing debts:
Call-money		1,790,649	1,790,649	1,534,611	1,534,611
Bills sold		10,192	10,171	9,032	9,019
Bonds sold under repurchase agreements		11,116,901	11,116,901	10,709,115	10,709,115
Borrowings		33,547,968	33,129,698	30,914,307	30,803,417
		46,465,710	46,047,419	43,167,065	43,056,162
Debts:
Borrowings in Korean won		68,566,022	67,782,379	69,288,982	69,081,140
Borrowings in foreign currency		10,446,171	10,501,572	10,860,381	11,076,757
		79,012,193	78,283,951	80,149,363	80,157,897
Other financial liabilities		43,381,943	37,321,839	29,880,879	29,872,186
	~~W~~	535,288,468	527,862,949	518,093,982	517,815,577

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	287,330	25,312,510	-	25,599,840

Loans measured at amortized cost:
Retails		-	-	157,452,529	157,452,529
Corporations		-	-	201,500,297	201,500,297
Public and other funding loans		-	-	4,069,754	4,069,754
Loans between banks		-	3,706,341	815,383	4,521,724
Credit card		-	-	25,802,807	25,802,807
		-	3,706,341	389,640,770	393,347,111
Securities measured at amortized cost:
Government bonds		22,112,008	10,909,188	-	33,021,196
Financial institution bonds		698,323	2,587,578	-	3,285,901
Debentures		-	11,459,007	-	11,459,007
		22,810,331	24,955,773	-	47,766,104

Other financial assets		-	18,942,852	9,684,330	28,627,182
	~~W~~	23,097,661	72,917,476	399,325,100	495,340,237
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	172,633,608	-	172,633,608
Time deposits		-	-	160,797,597	160,797,597
Certificate of deposit		-	-	17,986,941	17,986,941
Issued bill deposit		-	-	6,702,315	6,702,315
CMA deposits		-	4,334,589	-	4,334,589
Others		-	3,663,878	90,812	3,754,690
		-	180,632,075	185,577,665	366,209,740
Borrowing debts:
Call-money		-	1,790,649	-	1,790,649
Bills sold		-	-	10,171	10,171
Bonds sold under repurchase agreements		-	-	11,116,901	11,116,901
Borrowings		-	1,150,892	31,978,806	33,129,698
		-	2,941,541	43,105,878	46,047,419
Debts:
Borrowings in won		-	43,021,515	24,760,864	67,782,379
Borrowings in foreign currency		-	7,316,293	3,185,279	10,501,572
		-	50,337,808	27,946,143	78,283,951

Other financial liabilities		-	16,785,743	20,536,096	37,321,839
	~~W~~	-	250,697,167	277,165,782	527,862,949

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2022 and December 31, 2021 are as follows:

		December 31, 2021
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	252,474	23,964,458	-	24,216,932

Loans measured at amortized cost:
Retails		-	-	159,262,881	159,262,881
Corporations		-	-	198,053,452	198,053,452
Public and other funding loans		-	-	3,812,717	3,812,717
Loans between banks		-	2,387,533	1,452,193	3,839,726
Credit card		-	-	25,438,046	25,438,046
		-	2,387,533	388,019,289	390,406,822
Securities measured at amortized cost:
Government bonds		23,045,322	11,331,788	-	34,377,110
Financial institution bonds		698,105	2,779,729	-	3,477,834
Debentures		-	11,662,046	88,421	11,750,467
		23,743,427	25,773,563	88,421	49,605,411

Other financial assets		-	14,200,356	9,188,853	23,389,209
	~~W~~	23,995,901	66,325,910	397,296,563	487,618,374
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	172,107,724	-	172,107,724
Time deposits		-	-	161,301,409	161,301,409
Certificate of deposit		-	-	16,606,894	16,606,894
Issued bill deposit		-	-	5,817,844	5,817,844
CMA deposits		-	5,246,478	-	5,246,478
Others		-	3,553,942	95,041	3,648,983
		-	180,908,144	183,821,188	364,729,332
Borrowing debts:
Call-money		-	1,534,611	-	1,534,611
Bills sold		-	-	9,019	9,019
Bonds sold under repurchase agreements		-	-	10,709,115	10,709,115
Borrowings		-	-	30,803,417	30,803,417
		-	1,534,611	41,521,551	43,056,162
Debts:
Borrowings in won		-	38,474,804	30,606,336	69,081,140
Borrowings in foreign currency		-	7,956,414	3,120,343	11,076,757
		-	46,431,218	33,726,679	80,157,897

Other financial liabilities		-	9,413,875	20,458,311	29,872,186
	~~W~~	-	238,287,848	279,527,729	517,815,577

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4(f) Measurement of fair value.

The carrying value of each category of financial assets and financial liabilities as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	28,674,245	-	28,674,245
Due from banks at fair value through profit or loss		30,590	-	-	-	30,590
Securities at fair value through profit or loss		64,140,632	-	-	-	64,140,632
Derivatives assets		3,996,614	-	-	155,622	4,152,236
Loans at fair value through profit or loss		1,817,769	-	-	-	1,817,769
Loans at amortized cost		-	-	394,604,237	-	394,604,237
Securities at fair value through other comprehensive income		-	67,185,295	-	-	67,185,295
Securities at amortized cost		-	-	50,703,190	-	50,703,190
Others		-	-	28,468,826	-	28,468,826
	~~W~~	69,985,605	67,185,295	502,450,498	155,622	639,777,020

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of March 31, 2022 and December 31, 2021 are as follows (continued):

		March 31, 2022
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	366,428,622	-	366,428,622
Financial liabilities at fair value through profit or loss		1,633,968	-	-	-	1,633,968
Financial liabilities designated at FVTPL		-	8,009,975	-	-	8,009,975
Derivatives liabilities		3,918,929	-	-	692,730	4,611,659
Borrowings		-	-	46,465,710	-	46,465,710
Debt securities issued		-	-	79,012,193	-	79,012,193
Others		-	-	43,381,943	-	43,381,943
	~~W~~	5,552,897	8,009,975	535,288,468	692,730	549,544,070

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of March 31, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	28,453,404	-	28,453,404
Due from banks at fair value through profit or loss		34,262	-	-	-	34,262
Securities at fair value through profit or loss		60,686,153	-	-	-	60,686,153
Derivatives assets		3,574,126	-	-	225,063	3,799,189
Loans at fair value through profit or loss		1,683,344	-	-	-	1,683,344
Loans at amortized cost		-	-	389,137,156	-	389,137,156
Securities at fair value through other comprehensive income		-	64,838,323	-	-	64,838,323
Securities at amortized cost		-	-	49,930,076	-	49,930,076
Others		-	-	23,238,932	-	23,238,932
	~~W~~	65,977,885	64,838,323	490,759,568	225,063	621,800,839

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of March 31, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	364,896,675	-	364,896,675
Financial liabilities at fair value through profit or loss		1,369,225	-	-	-	1,369,225
Financial liabilities designated at FVTPL		-	8,023,870	-	-	8,023,870
Derivatives liabilities		3,207,755	-	-	378,809	3,586,564
Borrowings		-	-	43,167,065	-	43,167,065
Debt securities issued		-	-	80,149,363	-	80,149,363
Others		-	-	29,880,879	-	29,880,879
	~~W~~	4,576,980	8,023,870	518,093,982	378,809	531,073,641

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

5. Change in subsidiaries

(a) Change in major consolidated subsidiaries for the three-month period ended March 31, 2022 are as follows:

	Company	Description
Excluded	Shinhan Alternative Investment Management Inc.	Extinguished due to merger with Shinhan Asset Management Co., Ltd

(*) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(b) Change in major consolidated subsidiaries for the year ended December 31, 2021 are as follows:

	Company	Description
Included	Shinhan Life Insurance Vietnam Co., Ltd.	Newly acquired subsidiary
Included	Shinhan CubeOn Co., Ltd.	Newly acquired subsidiary
Excluded	Orange Life Insurance Co., Ltd.	Extinguished due to merger with Shinhan Life Insurance Co., Ltd.

(*) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of March 31, 2021 are as follows:

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and their accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and their accompanying work
Securities	Securities trading, consignment trading, underwriting and their accompanying work
Life insurance	Life insurance business and its accompanying work
Credit	Facility rental, new technology business financing, others and their accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of operating income(expense) and net profit(loss) for each operating segment for the three-month periods ended March 31, 2022 and 2021.

		March 31, 2022
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	1,886,873	456,344	118,594	402,303	61,464	32,573	(49,020)	2,909,131
Net fees and commission income		228,288	177,621	179,370	42,727	9,568	102,724	3,552	743,850
Reversal of (provision for) for credit loss allowance		(100,276)	(145,540)	243	(2,957)	15,393	(15,228)	(174)	(248,539)
General and administrative expenses		(807,288)	(180,896)	(168,182)	(100,098)	(15,021)	(91,058)	38,217	(1,324,326)
Other operating income (expense)		(67,303)	(45,859)	7,584	(134,745)	53,950	54,652	(42,444)	(174,165)
Operating income		1,140,294	261,670	137,609	207,230	125,354	83,663	(49,869)	1,905,951
Equity method income		3,893	662	2,079	1,086	17,810	1,359	(9,261)	17,628
Income tax expense		307,202	69,818	35,366	50,023	34,445	22,934	(9,308)	510,480
Profit for the period	~~W~~	846,730	199,238	104,465	152,373	108,634	62,397	(53,233)	1,420,604
Controlling interest	~~W~~	846,527	198,652	104,504	152,373	108,634	62,398	(72,704)	1,400,384
Non-controlling interests		203	586	(39)	-	-	(1)	19,471	20,220

		March 31, 2021
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	1,575,901	447,318	128,566	398,427	47,321	9,560	(50,740)	2,556,353
Net fees and commission income		201,036	129,995	174,627	66,331	6,539	101,445	1,486	681,459
Reversal of (provision for) for credit loss allowance		(64,738)	(102,014)	(3,026)	(468)	(3,483)	(7,843)	1,518	(180,054)
General and administrative expenses		(745,027)	(179,861)	(169,094)	(119,052)	(13,245)	(84,044)	31,314	(1,279,009)
Other operating income (expense)		(54,944)	(39,373)	71,190	(102,022)	42,138	43,253	(56,612)	(96,370)
Operating income		912,228	256,065	202,263	243,216	79,270	62,371	(73,034)	1,682,379
Equity method income (loss)		4,415	-	12,761	(362)	284	5,517	(9,976)	12,639
Income tax expense		213,730	70,798	50,982	59,450	20,453	16,501	(4,523)	427,391
Profit for the period	~~W~~	641,307	191,487	168,103	180,511	59,174	51,226	(73,867)	1,217,941
Controlling interest	~~W~~	641,176	191,149	168,136	180,511	59,174	51,226	(99,434)	1,191,938
Non-controlling interests		131	338	(33)	-	-	-	25,567	26,003

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

6. Operating segments (continued)

(c) The following tables provide information of interest gains and losses from segment external customers and cross-sector interest gains and losses for the three-month periods ended March 31, 2022 and 2021.

		March 31, 2022
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	1,889,352	468,815	124,641	402,063	63,132	13,488	(52,360)	2,909,131
Internal transactions		(2,479)	(12,471)	(6,047)	240	(1,668)	19,085	3,340	-
	~~W~~	1,886,873	456,344	118,594	402,303	61,464	32,573	(49,020)	2,909,131

(*) Consolidated adjustment to net interest income(loss) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

		March 31, 2021
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	1,575,833	459,046	132,522	397,982	48,366	(6,026)	(51,370)	2,556,353
Internal transactions		68	(11,728)	(3,956)	445	(1,045)	15,586	630	-
	~~W~~	1,575,901	447,318	128,566	398,427	47,321	9,560	(50,740)	2,556,353

(*) Consolidated adjustment to net interest income(loss) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the three-month periods ended March 31, 2022 and 2021.

		March 31, 2022
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net fees and commission income(loss) from:
External customers	~~W~~	239,503	190,693	182,597	45,407	8,899	76,751	-	743,850
Internal transactions		(11,215)	(13,072)	(3,227)	(2,680)	669	25,973	3,552	-
	~~W~~	228,288	177,621	179,370	42,727	9,568	102,724	3,552	743,850

		March 31, 2021
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net fees and commission income(loss)from:
External customers	~~W~~	211,614	141,577	177,687	68,989	6,842	74,750	-	681,459
Internal transactions		(10,578)	(11,582)	(3,060)	(2,658)	(303)	26,695	1,486	-
	~~W~~	201,036	129,995	174,627	66,331	6,539	101,445	1,486	681,459

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

7. Cash and due from banks at amortized cost

Restricted due from banks in accordance with Related Regulations or Acts as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021	Related Regulations or Acts
Due from banks denominated in Korean won:
Reserve deposits	~~W~~	10,709,721	9,851,064	Article 55 of the Bank of Korea Act
Others		1,497,780	1,174,670	Article 28 and 70 of the Bank of Korea Act, Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		12,207,501	11,025,734

Due from banks denominated in foreign currency		3,386,109	2,870,908	Articles of the Bank of Korea Act, New York State Banking Act, derivatives, etc.
	~~W~~	15,593,610	13,896,642

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Debt instruments:
Governments	~~W~~	5,459,351	3,961,045
Financial institutions		11,953,754	13,449,550
Corporations		10,148,042	9,618,302
Stocks with put option		705,964	627,275
Equity investment with put option		2,794,178	2,625,297
Beneficiary certificates		15,839,175	13,386,212
Commercial papers		7,623,743	7,042,045
CMA		3,088,635	3,591,822
Others(*)		3,977,285	3,925,599
		61,590,127	58,227,147

Equity instruments:
Stocks		2,253,326	2,182,829
Equity investment		23,274	12,962
Others		175,336	179,524
		2,451,936	2,375,315
		64,042,063	60,602,462
Others:
Loans at fair value through profit or loss		1,817,769	1,683,344
Due from banks at fair value		30,590	34,262
Gold/silver deposits		98,569	83,691
	~~W~~	65,988,991	62,403,759

(*) As of March 31, 2022 and December 31, 2021, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~2,148,934 million and ~~W~~2,080,626 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

8.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach are applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021

Due from banks at fair value through profit or loss	~~W~~	30,590	34,262
Securities at fair value through profit or loss		4,651,279	4,903,275
	~~W~~	4,681,869	4,937,537

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS No. 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS No. 1039; and it is not held in respect of an activity that is not associated with contracts within the scope of K-IFRS No. 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022
		Profit or loss		Other comprehensive income(*)
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	(29,034)	14,569	(43,603)	11,991
Net gain (loss) on disposal of financial assets at fair value through profit or loss		(5,929)	42,140	(48,069)	13,218
	~~W~~	(34,963)	56,709	(91,672)	25,209

(*) The amount of the policyholders’ equity adjustment for the reclassification of other comprehensive income is ~~W~~ 9,129 million for the three-month period ended March 31, 2022.

		March 31, 2021
		Profit or loss		Other comprehensive income(*)
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	(21,152)	(887)	(20,265)	5,723
Net gain (loss) on disposal of financial assets at fair value through profit or loss		18,001	65,411	(47,410)	12,743
Net gain (loss) on foreign currency conversion of financial assets at fair value through profit or loss		(243)	-	(243)	67
Net gain (loss) on foreign currency transaction of financial assets at fair value through profit or loss		(3)	-	(3)	1
	~~W~~	(3,397)	64,524	(67,921)	18,534

(*) The amount of the policyholders’ equity adjustment for the reclassification of other comprehensive income is ~~W~~1,832 million for the three-month period ended March 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	132,895,733	146,169,864
Currency swaps		40,020,909	36,548,884
Currency options		2,175,443	2,270,594
		175,092,085	184,989,342
Exchange traded:
Currency futures		1,062,171	641,104
		176,154,256	185,630,446
Interest rates related:
Over the counter:
Interest rate forwards and swaps		36,653,054	35,518,719
Interest rate options		239,067	258,460
		36,892,121	35,777,179
Exchange traded:
Interest rate futures		4,226,361	3,293,821
Interest rate options		45,223	54,890
Interest rate swaps(*)		76,637,330	72,898,275
		80,908,914	76,246,986
		117,801,035	112,024,165
Credit related:
Over the counter:
Credit swaps		5,185,872	4,737,329

Equity related:
Over the counter:
Equity swaps and forwards		3,336,085	2,073,995
Equity options		633,508	677,824
		3,969,593	2,751,819
Exchange traded:
Equity futures		1,741,338	1,678,070
Equity options		4,438,856	3,298,673
		6,180,194	4,976,743
		10,149,787	7,728,562
Commodity related:
Over the counter:
Commodity swaps and forwards		1,048,878	789,930
Commodity options		8,000	11,500
		1,056,878	801,430
Exchange traded:
Commodity futures and options		176,554	158,550
		1,233,432	959,980
Hedge:
Currency forwards		1,174,368	1,279,598
Currency swaps		3,891,807	3,726,939
Interest rate forwards and swaps		8,513,035	8,695,960
		13,579,210	13,702,497
	~~W~~	324,103,592	324,782,979

(*) The notional amounts of derivatives outstanding those will be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022		December 31, 2021
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	2,071,218	1,617,003	2,183,315	1,797,419
Currency swaps		931,871	1,132,120	651,292	748,302
Currency options		13,486	13,879	12,218	11,591
		3,016,575	2,763,002	2,846,825	2,557,312
Exchange traded:
Currency futures		827	85	12	210
		3,017,402	2,763,087	2,846,837	2,557,522
Interest rates related:
Over the counter:
Interest rate forwards and swaps		347,340	592,140	166,855	303,227
Interest rate options		5,587	1,101	3,748	611
		352,927	593,241	170,603	303,838
Exchange traded:
Interest rate futures		24,730	1,618	1,701	1,828
Interest rate options		96	-	83	-
		24,826	1,618	1,784	1,828
		377,753	594,859	172,387	305,666
Credit related:
Over the counter:
Credit swaps		443,229	19,067	493,829	65,103
Equity related:
Over the counter:
Equity swap and forwards		90,134	198,859	28,803	69,880
Equity options		1,731	3,129	3,884	8,671
		91,865	201,988	32,687	78,551
Exchange traded:
Equity futures		34,558	52,266	817	19,903
Equity options		8,055	219,697	6,324	167,237
		42,613	271,963	7,141	187,140
		134,478	473,951	39,828	265,691
Commodity related:
Over the counter:
Commodity swaps and forwards		22,087	59,234	18,557	3,149
Commodity options		-	4,367	-	8,406
		22,087	63,601	18,557	11,555
Exchange traded:
Commodity futures and options		1,665	4,364	2,688	2,218
		23,752	67,965	21,245	13,773
Hedge:
Currency forwards		-	58,494	106	46,139
Currency swaps		79,670	92,150	63,560	79,407
Interest rate forwards and swaps		75,952	542,086	161,397	253,263
		155,622	692,730	225,063	378,809
	~~W~~	4,152,236	4,611,659	3,799,189	3,586,564

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	59,940	225,566
Currency swaps		(86,763)	(111,480)
Currency options		1,084	168
		(25,739)	114,254
Exchange traded:
Currency futures		738	851
		(25,001)	115,105
Interest rates related:
Over the counter:
Interest rate forwards and swaps		(121,146)	(69,055)
Interest rate options		1,731	497
		(119,415)	(68,558)
Exchange traded:
Interest rate futures		23,439	1,339
		(95,976)	(67,219)
Credit related:
Over the counter:
Credit swaps		(11,464)	36,319
Equity related:
Over the counter:
Equity swap and forwards		(61,369)	17,668
Equity options		4,138	2,850
		(57,231)	20,518
Exchange traded:
Equity futures		(17,708)	(1,576)
Equity options		(90,535)	160,986
		(108,243)	159,410
		(165,474)	179,928
Commodity related:
Over the counter:
Commodity swaps and forwards		(48,659)	(3,513)
Commodity options		2,989	-
		(45,670)	(3,513)
Exchange traded:
Commodity futures		(2,700)	(12,895)
		(48,370)	(16,408)
Hedge		(373,568)	(133,755)
	~~W~~	(719,853)	113,970

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

9. Derivatives (continued)

(d) Nominal amounts and average hedge ratio for hedging instruments as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	119,956	1,310,850	598,416	1,293,025	824,677	4,366,111	8,513,035
Average price condition(*1):		0.93%	1.46%	1.29%	1.47%	0.85%	0.71%	1.00%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk(*2):
Nominal values:		2,149,031	1,623,671	669,608	577,385	1,275,525	38,286	6,333,506
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates conditions of net investment hedge instruments are USD/KRW 1,161.75, JPY/KRW 10.53, EUR/KRW 1,298.33, GBP/KRW 1,484.00, AUD/KRW 817.06, CAD/KRW 948.79, SGD/KRW 859.87, CNY/KRW 174.40, SEK/KRW 124.53.

		December 31, 2021
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	693,057	1,256,392	641,413	158,833	1,589,729	4,356,536	8,695,960
Average price condition(*1):		0.88%	1.21%	1.30%	1.00%	1.00%	0.66%	0.87%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk(*2):
Nominal values:		2,328,042	2,164,591	568,991	699,433	480,878	22,525	6,264,460
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,143.95, JPY/KRW 10.53,

EUR/KRW 1,288.52, GBP/KRW 1,484.00, AUD/KRW 817.06, CAD/KRW 868.95, SGD/KRW 859.87,

CNY/KRW 174.40, SEK/KRW 124.85

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

9.  Derivatives (continued)

(e) Hedge relationships affected by an interest rate benchmark reform

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The carrying value of hedged item and the nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group's reform of the interest rate index as of March 31, 2022 is as follows:

Interest rate benchmark		Carrying value of hedged item, Assets	Carrying value of hedged item, Liabilities	Nominal value of hedging instrument
KRW 3M CD (*1)	~~W~~	-	2,460,777	2,580,000
USD 1M LIBOR (*2)		-	246,465	247,003
USD 3M LIBOR (*1)(*2)		335,900	3,638,825	4,075,492
EURIBOR 1M		-	88,987	88,999
EURIBOR 3M		9,644	269,640	281,035
	~~W~~	345,544	6,704,694	7,272,529

(*1) Include nominal amount of the hedging instrument related to the Constant Maturity Swap (CMS) calculated based on the CD and LIBOR rate.

(*2) Exclude the nominal amount that will mature before the end of June 30, 2023, when LIBOR interest rate calculation is discontinued.

The Group has assumed that in this hedging relationship, the spread which has changed based on SOFR, ESTER and RFR would be similar to the spreads of interest rate swap and interest rate forward used as the hedging instrument. Besides this, the Group did not make assumptions on further changes of conditions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	27,574,970	25,687,070
Financial institutions bonds		20,614,661	19,702,292
Corporate bonds and others		17,491,255	18,417,557
		65,680,886	63,806,919
Equity securities(*):
Stocks		1,403,750	922,579
Equity investments		3,074	4,118
Others		97,585	104,707
		1,504,409	1,031,404
		67,185,295	64,838,323
Securities at amortized cost:
Debt securities:
Government bonds		35,259,669	34,679,301
Financial institutions bonds		3,334,434	3,423,536
Corporate bonds and others		12,109,087	11,827,239
		50,703,190	49,930,076
	~~W~~	117,888,485	114,768,399

(*) Equity securities in the above table are classified as other comprehensive income—equity securities designated as fair value items, and other comprehensive income and fair value options are exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

		March 31, 2022
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	63,654,133	152,786	63,806,919	49,910,733	36,290	49,947,023
Transfer (from)to 12-month expected credit loss		5,933	(5,933)	-	-	-	-
Transfer (from)to life time expected credit loss		-	-	-	-	-	-
Net increase and decrease(*)		1,845,353	28,614	1,873,967	773,820	(398)	773,422
Ending balance	~~W~~	65,505,419	175,467	65,680,886	50,684,553	35,892	50,720,445

(*) The amount is due to purchase, disposal, repayment, change in exchange rate, amortization of fair value adjustments recognized through business combination accountings, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	-	47,293,109
Transfer (from)to 12-month expected credit loss		51,055	(51,055)	-	-	-	-
Transfer (from)to life time expected credit loss		(35,665)	35,665	-	(35,505)	35,505	-
Net increase and decrease(*)		6,496,445	(98,959)	6,397,486	2,653,129	785	2,653,914
Ending balance	~~W~~	63,654,133	152,786	63,806,919	49,910,733	36,290	49,947,023

(*) The amount is due to purchase, disposal, repayment, change in exchange rate, amortization of fair value adjustments recognized through business combination accountings, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

		March 31, 2022
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total
Beginning allowance	~~W~~	36,883	603	37,486	16,484	463	16,947
Transfer (from) to 12-month expected credit loss		5	(5)	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-
Transfer to impaired financial asset
Provision (reversal)		1,391	1,253	2,644	267	(55)	212
Disposal and others(*)		(370)	8	(362)	99	(3)	96
Ending balance	~~W~~	37,909	1,859	39,768	16,850	405	17,255

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	22,493	678	23,171	10,486	-	10,486
Transfer (from)to 12-month expected credit loss		33	(33)	-	-	-	-
Transfer (from)to life time expected credit loss		(63)	63	-	(216)	216	-
Provision (reversal)		19,722	(25)	19,697	5,065	240	5,305
Disposal and others(*)		(5,302)	(80)	(5,382)	1,149	7	1,156
Ending balance	~~W~~	36,883	603	37,486	16,484	463	16,947

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Gain on disposal of securities at FVOCI	~~W~~	5,387	54,633
Loss on disposal of securities at FVOCI		(8,136)	(16,770)
Gain on disposal of securities at amortized cost (*)		3	3
Loss on disposal of securities at amortized cost (*)		(44)	(15)
	~~W~~	(2,790)	37,851

(*) The issuers of those securities have exercised the early redemption options and the others.

(e) Income or loss on equity securities at fair value through other comprehensive income

i) The Group recognizes dividends, amounting to ~~W~~ 19,205 million and ~~W~~ 17,094 million, related to equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2022 and 2021, respectively.

ii) The details of disposal of equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31,2022	March 31, 2021
		Stocks acquired by investment conversion
Fair value at the date of disposal	~~W~~	12,114	8,519
Cumulative net gain(loss) at the time of disposal		384	(18,342)

(*) The reason for the disposal is the disposal of stocks acquired by investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

11.  Loans at amortized cost, etc.

(a) Loans at amortized cost for configuration by customer as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Retail loans	~~W~~	158,362,646	159,006,999
Corporate loans		204,598,272	199,465,807
Public and other loans		3,464,324	3,468,917
Loans between banks		4,540,688	3,849,565
Credit card receivables		26,388,439	25,999,576
		397,354,369	391,790,864
Discount		(30,627)	(30,001)
Deferred loan origination costs		529,084	543,361
		397,852,826	392,304,224
Less: Allowance for credit loss		(3,248,589)	(3,167,068)
	~~W~~	394,604,237	389,137,156

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

11.  Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

		March 31, 2022
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	348,625,542	41,814,976	1,863,706	47,549,159	104,650	79,094	440,037,127
Transfer (from) to 12-month expected credit loss		5,228,058	(5,224,279)	(3,779)	7,798	(7,744)	(54)	-
Transfer (from) to lifetime expected credit loss		(4,810,953)	4,834,959	(24,006)	(6,662)	6,715	(53)	-
Transfer (from) to impaired financial asset		(96,374)	(377,357)	473,731	(589)	(2,424)	3,013	-
Net increase and decrease(*1)		6,287,245	(273,146)	(189,574)	6,663,795	3,819	7,770	12,499,909
Charge off(*2)		-	-	(231,405)	-	-	(5,857)	(237,262)
Disposal		-	(141)	(44,377)	-	-	(258)	(44,776)
Ending balance	~~W~~	355,233,518	40,775,012	1,844,296	54,213,501	105,016	83,655	452,254,998

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~10,467,823 million, which is written off as of March 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

11.  Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows(continued):

		December 31, 2021
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	318,229,085	39,042,439	2,010,961	51,881,798	99,899	57,658	411,321,840
Transfer (from) to 12-month expected credit loss		10,201,376	(10,120,411)	(80,965)	13,111	(13,079)	(32)	-
Transfer (from) to lifetime expected credit loss		(13,888,362)	13,944,727	(56,365)	(29,026)	29,048	(22)	-
Transfer (from) to impaired financial asset		(536,764)	(614,407)	1,151,171	(1,049)	(11,797)	12,846	-
Net increase and decrease(*1)		34,704,640	(436,468)	178,820	(4,315,675)	580	37,428	30,169,325
Charge off(*2)		-	-	(1,147,612)	-	-	(27,929)	(1,175,541)
Disposal		(84,433)	(904)	(192,304)	-	(1)	(855)	(278,497)
Ending balance	~~W~~	348,625,542	41,814,976	1,863,706	47,549,159	104,650	79,094	440,037,127

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~10,613,730 million, which is written off as of December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

11.  Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost, etc. for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

		March 31, 2022
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	919,211	1,242,999	1,004,858	183,908	8,008	70,043	3,429,027
Transfer (from) to 12-month expected credit loss		70,928	(70,058)	(870)	155	(121)	(34)	-
Transfer (from) to lifetime expected credit loss		(34,729)	41,181	(6,452)	(56)	76	(20)	-
Transfer (from) to impaired financial asset		(3,404)	(74,025)	77,429	(96)	(458)	554	-
Provision(reversed)		(14,589)	154,609	82,366	1,221	886	7,790	232,283
Charge off		-	-	(231,405)	-	-	(5,857)	(237,262)
Amortization of discount		-	-	(2,800)	-	-	-	(2,800)
Disposal		-	(2)	(10,087)	-	-	(41)	(10,130)
Collection		-	-	95,962	-	-	468	96,430
Others (*)		(240)	(10,481)	18,188	23,681	78	(97)	31,129
Ending balance	~~W~~	937,177	1,284,223	1,027,189	208,813	8,469	72,806	3,538,677

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

11.  Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss (continued)

Changes in allowances for credit loss of loans at amortized cost, etc. for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	932,990	1,135,185	992,791	35,691	8,281	48,930	3,153,868
Transfer (from) to 12-month expected credit loss		132,093	(125,714)	(6,379)	241	(230)	(11)	-
Transfer (from) to lifetime expected credit loss		(78,963)	100,124	(21,161)	(284)	288	(4)	-
Transfer (from) to impaired financial asset		(6,043)	(57,083)	63,126	(290)	(2,012)	2,302	-
Provision(reversed)		17,048	335,577	554,445	8,555	1,426	42,181	959,232
Charge off		-	-	(1,147,612)	-	-	(27,929)	(1,175,541)
Amortization of discount		-	-	(9,572)	-	-	-	(9,572)
Disposal		(6)	(1)	(28,146)	-	-	(40)	(28,193)
Collection		-	-	388,079	-	-	2,357	390,436
Others (*)		(77,908)	(145,089)	219,287	139,995	255	2,257	138,797
Ending balance	~~W~~	919,211	1,242,999	1,004,858	183,908	8,008	70,043	3,429,027

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates

(a) Investments in associates as of March 31, 2022 and December 31, 2021 are as follows:

Investees	Country	Reporting date	Ownership (%)
			March 31, 2022	December 31, 2021
BNP Paribas Cardif Life Insurance (*1),(*2)	Korea	December 31	14.99	14.99
Songrim Partners (*3),(*4)	Korea	December 31	35.34	35.34
Partners 4th Growth Investment Fund (*1)	Korea	December 31	25.00	25.00
KTB Newlake Global Healthcare PEF	Korea	March 31	28.56	30.00
Shinhan-Neoplux Energy Newbiz Fund(*5)	Korea	March 31	31.66	31.66
Shinhan-Albatross tech investment Fund(*5)	Korea	March 31	50.00	50.00
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	Korea	March 31	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	Korea	March 31	20.16	20.16
VOGO Debt Strategy Qualified IV Private	Korea	March 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund(*6)	Korea	March 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	March 31	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund(*9)	Korea	March 31	14.15	18.87
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	March 31	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	Korea	March 31	21.28	21.28
Shinhan Global Healthcare Fund 1(*9)	Korea	March 31	4.41	4.41
KB NA Hickory Private Special Asset Fund	Korea	March 31	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	March 31	44.02	44.02
BNP Paribas Cardif General Insurance(*9)	Korea	March 31	5.46	5.46
Hermes Private Investment Equity Fund	Korea	March 31	29.17	29.17
Korea Omega Display Tech Fund	Korea	March 31	23.53	23.53
KDBC Midas Dong-A Global Contents Fund	Korea	March 31	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	March 31	24.92	24.92
Shinhan AIM FoF Fund 1a	Korea	March 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	March 31	25.00	25.00
Partner One Value up I Private Equity Fund	Korea	March 31	27.91	27.91
Genesis No.1 Private Equity Fund	Korea	March 31	22.80	22.80
Korea Omega Project Fund III	Korea	March 31	23.53	23.53
Soo Delivery Platform Growth Fund	Korea	March 31	30.00	30.00
Genesis North America Power Company No.1 PEF	Korea	March 31	40.03	40.03
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	March 31	23.33	23.33
MIEL CO.,LTD.(*3),(*4)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	March 31	35.73	35.73
E&Healthcare Investment Fund No.6	Korea	March 31	21.05	21.05
One Shinhan Global Fund 1(*5)	Korea	March 31	20.52	20.56
Kiwoom-Shinhan Innovation Fund I(*6)	Korea	March 31	50.00	50.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(a) Investments in associates as of March 31, 2022 and December 31, 2021 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2022	December 31, 2021
Daishin-K&T New Technology Investment Fund	Korea	March 31	31.25	31.25
Midas Asset Global CRE Debt Private Fund No.6	Korea	March 31	41.16	41.16
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	March 31	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	March 31	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	March 31	30.00	30.00
Jarvis Memorial Private Investment Trust 1(*6)	Korea	March 31	99.01	99.01
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37(*8)	Korea	March 31	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	March 31	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	March 31	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	March 31	21.27	21.27
Cape IT Fund No.3	Korea	March 31	32.89	32.89
FuturePlay-Shinhan TechInnovation Fund 1(*6)	Korea	March 31	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	March 31	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	March 31	21.64	21.64
Korea Credit Bureau(*1),(*9)	Korea	December 31	9.00	9.00
Goduck Gangil1 PFV Co., Ltd.(*1),(*9)	Korea	December 31	1.04	1.04
SBC PFV Co., Ltd.(*1),(*10)	Korea	December 31	25.00	25.00
NH-amundi global infra private fund 16	Korea	March 31	50.00	50.00
IMM Global Private Equity Fund	Korea	March 31	33.00	33.00
HANA Alternative Estate Professional Private122(*8)	Korea	March 31	74.02	74.02
SH Corporate Professional Investment Type Private Security Investment Trust No.7	Korea	March 31	45.96	45.96
SH BNCT Professional Investment Type Private Special Asset Investment Trust(*11)	Korea	March 31	72.50	72.50
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*8)	Korea	March 31	52.28	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	March 31	49.50	49.50
BNW Tech-Innovation Private Equity Fund	Korea	March 31	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	March 31	40.86	40.86
WWG Global Real Estate Investment Trust no.4	Korea	March 31	29.55	29.55
Goduck Gangil10 PFV Co., Ltd(*1),(*9)	Korea	December 31	19.90	19.90
Fidelis Global Private Real Estate Trust No.2(*8)	Korea	March 31	78.26	78.26
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	March 31	28.70	28.70
Shinhan Healthcare Fund 2(*9)	Korea	March 31	13.68	13.68
Pebblestone CGV Private Real Estate Trust No.1	Korea	March 31	48.53	48.53
SH Corporate Professional Investment Type Private Security Investment Trust No.45(*12)	Korea	-	-	43.65
Shinhan AIM Real Estate Fund No.2	Korea	March 31	30.00	30.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(a) Investments in associates as of March 31, 2022 and December 31, 2021 are as follows:

Investees	Country	Reporting date	Ownership (%)
			March 31, 2022	December 31, 2021
Shinhan AIM Real Estate Fund No.1	Korea	March 31	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	March 31	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	March 31	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(*8)	Korea	March 31	71.43	71.43
Korea Omega-Shinhan Project Fund I(*6)	Korea	March 31	50.00	50.00
ST-Bonanja Food tech	Korea	March 31	38.83	38.83
Samsung SRA Real Estate Professional Private 45	Korea	March 31	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	March 31	28.98	28.98
VS Cornerstone Fund	Korea	March 31	41.18	41.18
Aone Mezzanine Opportunity Professional Private (*8)	Korea	March 31	66.09	66.09
NH-Amundi US Infrastructure Private Fund2	Korea	March 31	25.91	25.91
KB Distribution Private Real Estate1(*7)	Korea	-	-	62.00
SH Japan Photovoltaic Private Special Asset Investment Trust No.2	Korea	March 31	30.00	30.00
Kakao-Shinhan 1st TNYT Fund	Korea	March 31	48.62	48.62
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Korea	March 31	20.00	20.00
Pacific Private Placement Real Estate Fund No.40	Korea	March 31	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	March 31	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29(*8)	Korea	March 31	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	March 31	32.57	32.57
EDNCENTRAL Co.,Ltd.(*9)	Korea	March 31	19.87	19.87
Future-Creation Neoplux Venture Capital Fund(*5)	Korea	March 31	16.25	16.25
Gyeonggi-Neoplux Superman Fund(*5)	Korea	March 31	21.76	21.76
NewWave 6th Fund(*5)	Korea	March 31	30.00	30.00
KTC-NP Growth Champ 2011-2 Private Equity Fund(*5)	Korea	March 31	5.56	5.56
Neoplux No.3 Private Equity Fund(*5)	Korea	March 31	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	March 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	March 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	March 31	20.00	20.00
AION ELFIS PROFESSIONAL PRIVATE 1	Korea	March 31	20.00	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	Korea	March 31	29.68	29.68
Neoplux Market-Frontier Secondary Fund(*5)	Korea	March 31	19.74	19.74
Harvest Private Equity Fund II	Korea	March 31	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	March 31	28.17	28.17
KAIM Real-estate Private Investment Trust 20	Korea	March 31	38.46	38.46

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(a) Investments in associates as of March 31, 2022 and December 31, 2021 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2022	December 31, 2021
KIAMCO Vietnam Solar Special Asset Private Investment Trust(*6)	Korea	March 31	50.00	50.00
Daishin New Technology Investment Fund 5th	Korea	March 31	23.44	23.44
CSQUARE SNIPER PROFESSIONAL PRIVATE 10(*8)	Korea	March 31	62.50	62.50
Acurus Hyundai Investment Partners New Technology(*9)	Korea	March 31	26.79	26.79
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1(*7)	Korea	-	-	97.10
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2(*7)	Korea	-	-	97.10
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45(*7)	Korea	-	-	25.00
SHINHAN-NEO Core Industrial Technology Fund(*5)	Korea	March 31	49.75	49.75
SH Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	March 31	30.00	30.00
SIMONE Mezzanine Fund No.3	Korea	March 31	29.38	29.38
Eum Private Equity Fund No.7	Korea	March 31	21.00	21.00
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund	Korea	March 31	25.00	25.00
Kiwoom Hero No.4 Private Equity Fund	Korea	March 31	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	March 31	36.26	36.53
SW-S Fund	Korea	March 31	30.30	30.30
CL Buyout 1st PEF	Korea	March 31	21.43	21.43
Timefolio The Venture-V second	Korea	March 31	20.73	20.73
Newlake Growth Capital Partners2 PEF	Korea	March 31	29.91	29.91
Kiwoom Materials, Parts and Equipment 2 New Technology Business Investment Fund	Korea	March 31	41.10	41.10
Shinhan Smilegate Global PEF I(*9)	Korea	March 31	14.21	14.21
Fount Professional Investors Private Investment Trust No.3(*7)	Korea	-	-	49.98
Genesis Eco No.1 PEF	Korea	March 31	29.02	29.01
SHINHAN-NEO Market-Frontier 2nd Fund(*5)	Korea	March 31	42.70	42.70
NH-Synergy Core Industrial New Technology Fund	Korea	March 31	36.93	36.93
J& Moorim Jade Investment Fund	Korea	March 31	24.89	24.89
Ulmus SHC innovation investment fund	Korea	March 31	24.04	24.04
Mirae Asset Partners X Private Equity Fund	Korea	March 31	35.71	35.71
T Core Industrial Technology 1st Venture PEF	Korea	March 31	31.47	31.47
Curious Finale Corporate Recovery Private Equity Fund	Korea	March 31	27.78	27.78
TI First Property Private Investment Trust 1	Korea	March 31	40.00	40.00
MPLUS Professional Private Real Estate Fund 25	Korea	March 31	41.67	41.67
IBKC Global Contents Investment Fund	Korea	March 31	24.39	24.39
Nautic Smart No.6 Private Equity Fund	Korea	March 31	37.74	37.74
Premier Luminous Private Equity Fund	Korea	March 31	27.78	27.78
Hanyang-Meritz 1 Fund	Korea	March 31	22.58	22.58
KNT 2ND PRIVATE EQUITY FUND	Korea	March 31	21.74	21.74
A-STONE PROJECT FUND NO.2	Korea	March 31	32.26	32.26
Kiwoom-Shinhan Innovation Fund 2	Korea	March 31	42.86	42.86
Maple Mobility Fund	Korea	March 31	20.18	20.18
AVES 1st Corporate Recovery Private Equity Fund(*6)	Korea	March 31	76.19	76.19
JS Shinhan Private Equity Fund(*5)	Korea	March 31	3.85	3.85
Daishin Newgen New Technology Investment Fund 1st(*8)	Korea	March 31	50.60	50.60
META ESG Private Equity Fund I	Korea	March 31	27.40	27.40
SWFV FUND-1	Korea	March 31	40.25	40.25
PHAROS DK FUND	Korea	March 31	24.24	24.24
Shinhan VC tomorrow venture fund 1(*5)	Korea	March 31	39.62	39.62
Highland 2021-8 Fund	Korea	March 31	32.67	32.67

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(a) Investments in associates as of March 31, 2022 and December 31, 2021 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2022	December 31, 2021
Medicii 2021-3 Fund	Korea	March 31	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund(*5)	Korea	March 31	19.92	19.92
Tres-Yujin Trust(*6)	Korea	March 31	50.00	50.00
Shinhan-Time mezzanine blind Fund(*6)	Korea	March 31	50.00	50.00
Capstone REITs No.26(*6)	Korea	March 31	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	March 31	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	March 31	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	March 31	31.03	31.03
KB Oaktree Trust No.3	Korea	March 31	33.33	33.33
Daehan No.36 Office Asset Management Company	Korea	March 31	48.05	48.05
Rhinos Premier Mezzanine Private Investment Fund No.1	Korea	March 31	28.01	27.93
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	March 31	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	March 31	24.85	24.85
SKS-Yozma Fund No.1	Korea	March 31	29.85	29.85
IBKC-METIS Global Contents Investment Fund	Korea	March 31	36.36	36.36
Keistone Unicorn Private Equity Fund	Korea	March 31	28.00	28.00
KB Distribution Private Real Estate 3-1	Korea	March 31	37.50	-
Pacific Private Investment Trust No.49-1(*8)	Korea	March 31	74.47	-
KIWOOM Real estate private placement fund for normal investors No. 31(*8)	Korea	March 31	60.00	-
RIFA Real estate private placement fund for normal investors No. 51	Korea	March 31	40.00	-
Fivetree general private equity fund No.15	Korea	March 31	49.98	-
Shinhan-Kunicorn first Fund	Korea	March 31	38.31	-
Harvest Fund No.3	Korea	March 31	44.67	-
Korea Investment develop seed Trust No.1	Korea	March 31	40.00	-
Tiger Green alpah Trust No.29(*6)	Korea	March 31	95.24	-
STIC ALT Global II Private Equity Fund	Korea	March 31	21.74	-
NH-Brain EV Fund	Korea	March 31	25.00	-

(*1) The financial statements of December 31, 2021 are used for the equity method since the financial statements as of March 31, 2022 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*3) In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before March 31, 2022. Also, it has been reclassified into the investments in associates.

(*4) The latest financial statements are used for the equity method since the financial statements as of March 31, 2022 are not available. Significant trades and events occurred within the period are properly reflected.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*8) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*9) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*10) The rate of Group’s voting rights is 4.65%.

(*11) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*12) Excluded from the associates due to redemption of shares.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

		March 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	44,022	-	(509)	(1,019)	-	42,494
Songrim Partners(*1)		-	-	-	-	-	-
Partners 4th Growth Investment Fund		13,033	-	2,684	(4,694)	-	11,023
KTB Newlake Global Healthcare PEF		9,412	270	1,503	-	-	11,185
Shinhan-Neoplux Energy Newbiz Fund		16,032	(392)	687	-	-	16,327
Shinhan-Albatross tech investment Fund		10,389	(1,800)	704	-	-	9,293
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund(*1)		-	-	-	-	-	-
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund(*1)		-	-	-	-	-	-
VOGO Debt Strategy Qualified IV Private		7,179	(62)	147	-	-	7,264
Shinhan-Midas Donga Secondary Fund		3,951	(325)	105	-	-	3,731
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,226	-	(22)	-	-	4,204
Shinhan Praxis K-Growth Global Private Equity Fund		7,761	(8,512)	4,342	-	-	3,591
Kiwoom Milestone Professional Private Real Estate Trust 19		5,253	-	(2)	-	-	5,251
AIP EURO Green Private Real Estate Trust No.3		29,703	(24,297)	(2,257)	-	-	3,149
Shinhan Global Healthcare Fund 1(*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,376	(496)	(1,823)	-	-	32,057
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,492	(631)	58	-	-	18,919
BNP Paribas Cardif General Insurance		3,354	-	(124)	11	-	3,241
Hermes Private Investment Equity Fund		9,782	-	(1,556)	-	-	8,226
Korea Omega Display Tech Fund		2,263	-	3,451	-	-	5,714
KDBC Midas Dong-A Global contents fund		2,955	-	1,319	-	-	4,274
Shinhan-Nvestor Liquidity Solution Fund		5,338	700	151	-	-	6,189
Shinhan AIM FoF Fund 1a		9,156	257	552	-	-	9,965
IGIS Global Credit Fund 150-1		5,402	(434)	239	-	-	5,207
Partner One Value up I Private Equity Fund		7,891	(13)	(1,581)	-	-	6,297
Genesis No.1 Private Equity Fund		55,533	117	(631)	-	-	55,019
Korea Omega Project Fund III		4,290	-	676	-	-	4,966
Soo Delivery Platform Growth Fund		5,873	-	943	-	-	6,816

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		March 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Genesis North America Power Company No.1 PEF	~~W~~	13,736	(1,922)	515	-	-	12,329
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		41,549	-	(1,228)	-	-	40,321
MIEL CO.,LTD.(*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		34,688	2,787	206	-	-	37,681
E&Healthcare Investment Fund No.6		6,866	(420)	(2,228)	-	-	4,218
One Shinhan Global Fund 1		3,773	-	(890)	-	-	2,883
Kiwoom-Shinhan Innovation Fund I		11,731	(1,500)	387	-	-	10,618
Daishin-K&T New Technology Investment Fund		7,991	-	28	-	-	8,019
Midas Asset Global CRE Debt Private Fund No.6		48,305	(927)	920	-	-	48,298
Samchully Midstream Private Placement Special Asset Fund 5-4		27,471	-	(688)	-	-	26,783
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		25,204	(286)	208	-	-	25,126
NH-Amundi Global Infrastructure Trust 14		18,301	(350)	339	-	-	18,290
Jarvis Memorial Private Investment Trust 1		10,109	(176)	172	-	-	10,105
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,153	-	542	-	-	33,695
Milestone Private Real Estate Fund 3		18,544	-	225	-	-	18,769
Nomura-Rifa Private Real Estate Investment Trust 31		7,902	(231)	98	-	-	7,769
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		10,236	(74)	104	-	-	10,266
Cape IT Fund No.3		10,065	-	142	-	-	10,207
FuturePlay-Shinhan TechInnovation Fund 1		7,149	-	(59)	-	-	7,090
Stonebridge Corporate 1st Fund		2,964	-	130	-	-	3,094
Vogo Realty Partners Private Real Estate Fund V		10,766	(331)	175	-	-	10,610
Korea Credit Bureau		7,695	-	(2,759)	-	-	4,936
Goduck Gangil1 PFV Co., Ltd.(*1)		-	-	-	-	-	-
SBC PFV Co., Ltd.		29,586	-	(339)	-	-	29,247
NH-amundi global infra private fund 16		52,008	(548)	1,032	-	-	52,492
IMM Global Private Equity Fund		118,615	571	(712)	-	-	118,474
HANA Alternative Estate Professional Private122		29,489	(599)	(306)	-	-	28,584
SH Corporate Professional Investment Type Private Security Investment Trust No.7		49,899	(57)	227	-	-	50,069

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		March 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
SH BNCT Professional Investment Type Private Special Asset Investment Trust	~~W~~	282,199	(4,369)	672	-	-	278,502
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		28,312	(35)	384	-	-	28,661
Sparklabs-Shinhan Opportunity Fund 1		4,640	-	763	-	-	5,403
BNW Tech-Innovation Private Equity Fund		5,881	-	(16)	-	-	5,865
IGIS Real-estate Private Investment Trust No.33		13,884	(360)	99	-	-	13,623
WWG Global Real Estate Investment Trust no.4		10,644	(430)	98	-	-	10,312
Goduck Gangil10 PFV Co., Ltd(*1)		-	-	-	-	-	-
Fidelis Global Private Real Estate Trust No.2		19,773	-	(34)	-	-	19,739
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		49,217	(1,351)	(342)	-	-	47,524
Shinhan Healthcare Fund 2(*1)		-	-	-	-	-	-
Pebblestone CGV Private Real Estate Trust No.1		13,710	(365)	119	-	-	13,464
SH Corporate Professional Investment Type Private Security Investment Trust No.45(*2)		173,955	(173,955)	-	-	-	-
Shinhan AIM Real Estate Fund No.2		23,275	-	165	-	-	23,440
Shinhan AIM Real Estate Fund No.1		44,312	(536)	1,039	-	-	44,815
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,948	(228)	226	-	-	32,946
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,550	-	(8)	-	-	20,542
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		18,855	600	(300)	-	-	19,155
Korea Omega-Shinhan Project Fund I		7,244	-	244	-	-	7,488
ST-Bonanja Food tech		3,359	-	521	-	-	3,880
Samsung SRA Real Estate Professional Private 45		12,880	2,534	538	-	-	15,952
IBK Global New Renewable Energy Special Asset Professional Private2		31,887	-	(353)	-	-	31,534
VS Cornerstone Fund		3,410	-	(13)	-	-	3,397
Aone Mezzanine Opportunity Professional Private		9,540	(4,026)	499	-	-	6,013

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		March 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
NH-Amundi US Infrastructure Private Fund2	~~W~~	27,024	711	656	-	-	28,391
KB Distribution Private Real Estate1		30,694	(30,694)	-	-	-	-
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		13,016	(82)	(87)	-	-	12,847
Kakao-Shinhan 1st TNYT Fund		14,497	-	(579)	-	-	13,918
IMM Special Situation 1-2 PRIVATE EQUITY FUND		11,593	-	2,439	-	-	14,032
Pacific Private Placement Real Estate Fund No.40		11,598	-	145	-	-	11,743
Mastern Private Real Estate Loan Fund No.2		7,491	(1,199)	87	-	-	6,379
LB Scotland Amazon Fulfillment Center Fund 29		31,268	(1,078)	573	-	-	30,763
JR AMC Hungary Budapest Office Fund 16		12,140	-	60	-	-	12,200
EDNCENTRAL Co.,Ltd.(*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		3,017	-	1,680	-	-	4,697
Gyeonggi-Neoplux Superman Fund		7,878	-	(600)	-	-	7,278
NewWave 6th Fund		14,455	-	(209)	-	-	14,246
KTC-NP Growth Champ 2011-2 Private Equity Fund		3,990	-	24	-	-	4,014
Neoplux No.3 Private Equity Fund		22,601	(2)	(194)	-	-	22,405
PCC Amberstone Private Equity Fund I		22,790	(539)	471	-	-	22,722
KIAMCO POWERLOAN TRUST 4TH		45,301	(380)	374	-	-	45,295
Mastern Opportunity Seeking Real Estate Fund II		21,317	-	455	-	-	21,772
AION ELFIS PROFESSIONAL PRIVATE 1		4,422	-	(654)	-	-	3,768
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,360	-	(24)	-	-	4,336
Neoplux Market-Frontier Secondary Fund		11,313	(332)	743	-	-	11,724
Harvest Private Equity Fund II		3,481	(26)	(160)	-	-	3,295
Synergy Green New Deal 1st New Technology Business Investment Fund		9,684	-	958	-	-	10,642
KAIM Real-estate Private Investment Trust 20		5,048	(88)	83	-	-	5,043
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,527	-	106	-	-	7,633
Daishin New Technology Investment Fund 5th		4,439	-	(918)	-	-	3,521
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,247	-	30	-	-	3,277
Acurus Hyundai Investment Partners New Technology		4,714	(3,979)	(735)	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		March 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1	~~W~~	63,944	(60,279)	-	(3,665)	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		63,944	(60,279)	-	(3,665)	-	-
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		14,778	(14,778)	-	-	-	-
SHINHAN-NEO Core Industrial Technology Fund		5,691	-	(64)	-	-	5,627
SH Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		27,243	(824)	253	-	-	26,672
SIMONE Mezzanine Fund No.3		3,054	-	45	-	-	3,099
Eum Private Equity Fund No.7		7,873	-	(31)	-	-	7,842
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		7,594	(1,143)	(1,269)	-	-	5,182
Kiwoom Hero No.4 Private Equity Fund		4,305	-	(529)	-	-	3,776
Vogo Canister Professional Trust Private Fund I		41,072	(887)	591	-	-	40,776
SW-S Fund		6,724	-	(138)	-	-	6,586
CL Buyout 1st PEF		13,791	-	80	-	-	13,871
Timefolio The Venture-V second		4,572	-	(161)	-	-	4,411
Newlake Growth Capital Partners2 PEF		12,921	(72)	(76)	-	-	12,773
Kiwoom Materials, Parts and Equipment 2 New Technology Business Investment Fund		2,874	-	224	-	-	3,098
Shinhan Smilegate Global PEF I		3,336	-	(35)	-	-	3,301
Fount Professional Investors Private Investment Trust No.3		5,197	(5,197)	-	-	-	-
Genesis Eco No.1 PEF		11,130	-	45	-	-	11,175
SHINHAN-NEO Market-Frontier 2nd Fund		24,606	4,270	(448)	-	-	28,428
NH-Synergy Core Industrial New Technology Fund		6,437	-	(15)	-	-	6,422
J& Moorim Jade Investment Fund		5,540	-	13	-	-	5,553
Ulmus SHC innovation investment fund		5,192	-	1,618	-	-	6,810
Mirae Asset Partners X Private Equity Fund		7,858	-	(15)	-	-	7,843
T Core Industrial Technology 1st Venture PEF		4,535	-	14	-	-	4,549
Curious Finale Corporate Recovery Private Equity Fund		3,690	(61)	62	-	-	3,691

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		March 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
TI First Property Private Investment Trust 1	~~W~~	3,055	-	(57)	-	-	2,998
MPLUS Professional Private Real Estate Fund 25		3,290	833	(18)	-	-	4,105
IBKC Global Contents Investment Fund		4,943	-	(20)	-	-	4,923
Nautic Smart No.6 Private Equity Fund		3,974	(167)	(16)	-	-	3,791
Premier Luminous Private Equity Fund		6,991	-	(17)	-	-	6,974
Hanyang-Meritz 1 Fund		3,483	-	(10)	-	-	3,473
KNT 2ND PRIVATE EQUITY FUND		4,157	-	(609)	-	-	3,548
A-STONE PROJECT FUND NO.2		1,960	-	4,784	-	-	6,744
Kiwoom-Shinhan Innovation Fund 2		2,677	3,000	(337)	-	-	5,340
Maple Mobility Fund		8,683	23	(146)	-	-	8,560
AVES 1st Corporate Recovery Private Equity Fund		4,736	-	62	-	-	4,798
JS Shinhan Private Equity Fund		5,037	-	(14)	-	-	5,023
Daishin Newgen New Technology Investment Fund 1st		12,169	-	(1,239)	-	-	10,930
META ESG Private Equity Fund I		5,677	(49)	277	-	-	5,905
SWFV FUND-1		9,646	-	(34)	-	-	9,612
PHAROS DK FUND		3,949	-	529	-	-	4,478
Shinhan VC tomorrow venture fund 1		9,042	9,114	(234)	-	-	17,922
Highland 2021-8 Fund		4,899	-	(42)	-	-	4,857
Medicii 2021-3 Fund		9,728	-	(53)	-	-	9,675
Stonebridge-Shinhan Unicorn Secondary Fund		2,074	4,160	85	-	-	6,319
Tres-Yujin Trust		9,995	-	(56)	-	-	9,939
Shinhan-Time mezzanine blind Fund		14,942	-	(474)	-	-	14,468
Capstone REITs No.26		4,395	-	(58)	-	-	4,337
JB Incheon-Bucheon REITS No.54		4,999	-	(2)	-	-	4,997
Hankook Smart Real Asset Investment Trust No.3		4,342	5,310	355	-	-	10,007
JB Hwaseong-Hadong REITs No.53		4,999	-	(1)	-	-	4,998
KB Oaktree Trust No.3		3,159	904	(80)	-	-	3,983
Daehan No.36 Office Asset Management Company		21,500	(104)	158	-	-	21,554
Rhinos Premier Mezzanine Private Investment Fund No.1		3,005	-	81	-	-	3,086
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		19,903	12,810	986	-	-	33,699
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,105	(53)	326	-	-	40,378
SKS-Yozma Fund No.1		5,945	-	(30)	-	-	5,915
IBKC-METIS Global Contents Investment Fund		4,000	-	(28)	-	-	3,972

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		March 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Keistone Unicorn Private Equity Fund	~~W~~	6,300	-	(18)	-	-	6,282
KB Distribution Private Real Estate 3-1		-	5,271	(3)	-	-	5,268
Pacific Private Investment Trust No.49-1		-	28,000	(903)	-	-	27,097
KIWOOM Real estate private placement fund for normal investors No. 31		-	8,595	56	-	-	8,651
RIFA Real estate private placement fund for normal investors No. 51		-	5,730	-	-	-	5,730
Fivetree general private equity fund No.15		-	11,995	84	-	-	12,079
Shinhan-Kunicorn first Fund		-	10,000	(37)	-	-	9,963
Harvest Fund No.3		-	13,000	(55)	-	-	12,945
Korea Investment develop seed Trust No.1		-	10,000	1	-	-	10,001
Tiger Green alpah Trust No.29		-	26,892	-	-	-	26,892
STIC ALT Global II Private Equity Fund		-	10,000	(52)	-	-	9,948
NH-Brain EV Fund		-	13,000	(198)	-	-	12,802
Others		174,244	15,538	199	20	-	190,001
	~~W~~	2,913,745	(205,338)	17,628	(13,012)	-	2,713,023

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.

(*2) For the period ended March 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	50,600	-	(660)	(5,918)	-	44,022
Songrim Partners(*1)		-	-	-	-	-	-
Partners 4th Growth Investment Fund		11,958	(16,144)	12,525	4,694	-	13,033
KTB Newlake Global Healthcare PEF		9,404	-	8	-	-	9,412
Daekwang Semiconductor Co., Ltd.		3,631	(3,742)	113	(2)	-	-
Shinhan-Neoplux Energy Newbiz Fund		14,470	475	1,087	-	-	16,032
Shinhan-Albatross tech investment Fund		13,322	(9,000)	6,067	-	-	10,389
VOGO Debt Strategy Qualified IV Private		8,702	(1,733)	210	-	-	7,179
Shinhan-Midas Donga Secondary Fund		4,752	(500)	(301)	-	-	3,951
ShinHan – Soo Young Entrepreneur Investment Fund No.1		9,968	(7,879)	2,137	-	-	4,226
Shinhan Praxis K-Growth Global Private Equity Fund		9,945	(2,310)	126	-	-	7,761
Credian Healthcare Private Equity Fund II		5,835	(5,835)	-	-	-	-
Kiwoom Milestone Professional Private Real Estate Trust 19		9,918	(66)	(361)	-	(4,238)	5,253
AIP EURO Green Private Real Estate Trust No.3		21,021	(1,335)	10,017	-	-	29,703
Shinhan Global Healthcare Fund 1(*1)		-	-	-	-	-	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,186	(15,947)	(239)	-	-	-
KB NA Hickory Private Special Asset Fund		34,938	(2,266)	1,704	-	-	34,376
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,618	(1,204)	2,078	-	-	19,492
BNP Paribas Cardif General Insurance		3,895	176	(708)	(9)	-	3,354
Hermes Private Investment Equity Fund		6,099	(3,167)	6,850	-	-	9,782
Shinhan-Nvestor Liquidity Solution Fund		4,493	331	514	-	-	5,338
Shinhan AIM FoF Fund 1a		8,760	(79)	475	-	-	9,156
IGIS Global Credit Fund 150-1		7,282	(3,246)	1,366	-	-	5,402
Partner One Value up I Private Equity Fund		11,779	(6,933)	3,045	-	-	7,891
Genesis No.1 Private Equity Fund		80,113	388	(24,968)	-	-	55,533
Korea Omega Project Fund III		3,563	-	727	-	-	4,290
Soo Delivery Platform Growth Fund		4,068	-	1,805	-	-	5,873
Genesis North America Power Company No.1 PEF		16,983	(5,229)	1,982	-	-	13,736
Hyungje art printing(*2)		-	-	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	~~W~~	10,582	24,500	6,467	-	-	41,549
Korea Finance Security		3,055	-	(61)	-	-	2,994
Multimedia Tech Co.Ltd.(*2)		-	-	-	-	-	-
MIEL CO.,LTD.(*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		32,993	347	1,348	-	-	34,688
DB Epic Convertiblebond Private Trust No.2		5,785	(5,538)	(247)	-	-	-
E&Healthcare Investment Fund No.6		15,163	(3,431)	(4,866)	-	-	6,866
One Shinhan Global Fund 1		4,029	(519)	263	-	-	3,773
Kiwoom-Shinhan Innovation Fund I		15,969	(5,150)	912	-	-	11,731
Daishin-K&T New Technology Investment Fund		7,000	-	991	-	-	7,991
Midas Asset Global CRE Debt Private Fund No.6		47,389	(2,701)	3,617	-	-	48,305
Richmond Private Investment Trust No.82		15,049	(19,411)	4,362	-	-	-
Tiger Alternative Real Estate Professional Private5		18,499	(20,848)	2,349	-	-	-
Samchully Midstream Private Placement Special Asset Fund 5-4		28,818	(843)	(504)	-	-	27,471
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		65,616	(41,622)	1,210	-	-	25,204
NH-Amundi Global Infrastructure Trust 14		18,819	(1,609)	1,091	-	-	18,301
Jarvis Memorial Private Investment Trust 1		10,043	(700)	766	-	-	10,109
Mastern Private Private Investment Trust 68		10,010	(10,332)	322	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,641	(4,981)	2,493	-	-	33,153
Milestone Private Real Estate Fund 3		18,528	(472)	488	-	-	18,544
IGIS Private Real Estate Investment Trust 286		8,844	(9,176)	332	-	-	-
Nomura-Rifa Private Real Estate Investment Trust 31		8,407	(705)	200	-	-	7,902
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,323	(3,511)	424	-	-	10,236
Hana Semiconductor New Technology Fund		24,131	(26,129)	1,998	-	-	-
J&Magnet Startup Venture Specialized Private Equity Fund		5,935	(7,247)	1,312	-	-	-
Cape IT Fund No.3		10,649	(580)	(4)	-	-	10,065
FuturePlay-Shinhan TechInnovation Fund 1		4,295	3,025	(171)	-	-	7,149

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Stonebridge Corporate 1st Fund	~~W~~	3,239	-	(275)	-	-	2,964
Vogo Realty Partners Private Real Estate Fund V		10,827	(681)	620	-	-	10,766
Korea Credit Bureau		6,976	(90)	809	-	-	7,695
Goduck Gangil1 PFV Co., Ltd.(*1)		-	-	-	-	-	-
SBC PFV Co., Ltd.		18,208	12,499	(1,121)	-	-	29,586
NH-amundi global infra private fund 16		43,839	346	7,823	-	-	52,008
IMM Global Private Equity Fund		120,855	(10,462)	8,222	-	-	118,615
HANA Alternative Estate Professional Private122		29,631	(1,001)	859	-	-	29,489
Hanwha-Incus Plus New Technology Fund No.1		11,026	(8,284)	(2,742)	-	-	-
SH Corporate Professional Investment Type Private Security Investment Trust No.7		51,210	(1,518)	207	-	-	49,899
SH BNCT Professional Investment Type Private Special Asset Investment Trust		286,531	(15,191)	10,859	-	-	282,199
PSA EMP Private Equity Fund		9,814	(9,755)	(59)	-	-	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,401	(2,630)	1,541	-	-	28,312
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,441	(3,048)	583	-	-	976
UI Venture Fund 7th		3,279	(3,269)	(10)	-	-	-
Sparklabs-Shinhan Opportunity Fund 1		4,832	-	(192)	-	-	4,640
BNW Tech-Innovation Private Equity Fund		5,942	-	(61)	-	-	5,881
IGIS Real-estate Private Investment Trust No.33		14,099	(714)	499	-	-	13,884
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust		3,002	(3,301)	299	-	-	-
WWG Global Real Estate Investment Trust no.4		17,752	(7,855)	747	-	-	10,644
Goduck Gangil10 PFV Co., Ltd(*1)		32	-	(32)	-	-	-
Fidelis Global Private Real Estate Trust No.2		19,485	(911)	1,199	-	-	19,773
IGIS PRIVATE REAL ESTATE TRUST NO.331		3,765	(3,765)	-	-	-	-
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,344	(5,436)	6,309	-	-	49,217
Shinhan Healthcare Fund 2(*1)		986	-	(75)	-	(911)	-
Pebblestone CGV Private Real Estate Trust No.1		13,346	(748)	1,112	-	-	13,710
SH Corporate Professional Investment Type Private Security Investment Trust No.45		-	174,154	(199)	-	-	173,955
Shinhan AIM Real Estate Fund No.2		22,464	1,911	(1,100)	-	-	23,275

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Shinhan AIM Real Estate Fund No.1	~~W~~	46,945	(4,412)	1,779	-	-	44,312
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,944	(911)	915	-	-	32,948
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,902	7	(359)	-	-	20,550
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		6,692	13,667	(1,504)	-	-	18,855
SH Japan Photovoltaic Private Special Asset Investment Trust No.1		4,845	(4,845)	-	-	-	-
Korea Omega-Shinhan Project Fund I		5,931	2,000	(687)	-	-	7,244
ST-Bonanja Food tech		1,993	-	1,366	-	-	3,359
New Green Shinhan Mezzanine Fund		4,916	(5,622)	706	-	-	-
KORAMKO-Daum Professional Private Investment Trust No.12		7,528	(7,756)	228	-	-	-
Samsung SRA Real Estate Professional Private 45		10,666	2,656	(442)	-	-	12,880
IBK Global New Renewable Energy Special Asset Professional Private2		32,349	(1,988)	1,526	-	-	31,887
VS Cornerstone Fund		3,464	-	(54)	-	-	3,410
Aone Mezzanine Opportunity Professional Private		9,580	(28)	(12)	-	-	9,540
KiwoomUnicorn3 New Technology Business Investment Fund		4,283	(3,633)	(650)	-	-	-
Multi Asset The United States Thortons Professional Private1		41,440	(41,607)	167	-	-	-
Kiwoom Milestone US Real Estate Professional Private20		51,512	(51,512)	-	-	-	-
NH-Amundi US Infrastructure Private Fund2		25,430	207	1,387	-	-	27,024
KB Distribution Private Real Estate1		30,698	(1,423)	1,419	-	-	30,694
SH Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		20,712	(22,293)	1,581	-	-	-
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		29,149	(16,798)	665	-	-	13,016
Kakao-Shinhan 1st TNYT Fund		5,681	9,000	(184)	-	-	14,497

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

	December 31, 2021
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
IMM Special Situation 1-2 PRIVATE EQUITY FUND	10,870	(160)	883	-	-	11,593
Pacific Private Placement Real Estate Fund No.40	11,647	(747)	698	-	-	11,598
Mastern Private Real Estate Loan Fund No.2	5,692	1,429	370	-	-	7,491

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
LB Scotland Amazon Fulfillment Center Fund 29	~~W~~	31,182	(1,734)	1,820	-	-	31,268
JR AMC Hungary Budapest Office Fund 16		12,204	(821)	757	-	-	12,140
IGIS 372 Real Estate Professional Private		56,835	(56,835)	-	-	-	-
EDNCENTRAL Co.,Ltd.(*1)		1,040	-	(1,040)	-	-	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		3,830	(8,388)	4,558	-	-	-
Future-Creation Neoplux Venture Capital Fund		3,796	(995)	216	-	-	3,017
Gyeonggi-Neoplux Superman Fund		6,399	(2,257)	3,736	-	-	7,878
NewWave 6th Fund		6,150	7,575	730	-	-	14,455
KTC-NP Growth Champ 2011-2 Private Equity Fund		2,853	-	1,137	-	-	3,990
Neoplux No.3 Private Equity Fund		10,295	10,182	2,124	-	-	22,601
PCC Amberstone Private Equity Fund I		22,480	(2,356)	2,666	-	-	22,790
KIAMCO POWERLOAN TRUST 4TH		43,955	(164)	1,510	-	-	45,301
Mastern Opportunity Seeking Real Estate Fund II		19,799	(737)	2,255	-	-	21,317
AION ELFIS PROFESSIONAL PRIVATE 1		5,528	(1,350)	244	-	-	4,422
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,453	-	(93)	-	-	4,360
Neoplux Market-Frontier Secondary Fund		11,545	(614)	382	-	-	11,313
Harvest Private Equity Fund II		2,982	-	499	-	-	3,481
Synergy Green New Deal 1st New Technology Business Investment Fund		10,008	(247)	(77)	-	-	9,684
KAIM Real-estate Private Investment Trust 20		5,098	(350)	300	-	-	5,048
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,948	(1,112)	691	-	-	7,527
Daishin New Technology Investment Fund 5th		2,850	-	1,589	-	-	4,439
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,125	-	122	-	-	3,247
Acurus Hyundai Investment Partners New Technology		2,927	-	1,787	-	-	4,714
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		44,594	4,103	11,371	3,876	-	63,944
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		44,594	4,103	11,371	3,876	-	63,944
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		15,855	-	(1,077)	-	-	14,778

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395	~~W~~	29,644	(29,644)	-	-	-	-
SHINHAN-NEO Core Industrial Technology Fund		1,979	3,960	(248)	-	-	5,691
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,142	5,271	830	-	-	27,243
SIMONE Mezzanine Fund No.3		2,980	-	74	-	-	3,054
Eum Private Equity Fund No.7		7,872	121	(120)	-	-	7,873
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		5,034	-	2,560	-	-	7,594
Kiwoom Hero No.4 Private Equity Fund		4,707	-	(402)	-	-	4,305
Vogo Canister Professional Trust Private Fund I		43,975	(4,712)	1,809	-	-	41,072
SW-S Fund		-	7,000	(276)	-	-	6,724
CL Buyout 1st PEF		-	13,875	(84)	-	-	13,791
Timefolio The Venture-V second		-	4,000	572	-	-	4,572
Newlake Growth Capital Partners2 PEF		-	13,000	(79)	-	-	12,921
Shinhan Smilegate Global PEF I		-	3,376	(40)	-	-	3,336
Fount Professional Investors Private Investment Trust No.3		-	5,000	197	-	-	5,197
Genesis Eco No.1 PEF		-	11,292	(162)	-	-	11,130
SHINHAN-NEO Market-Frontier 2nd Fund(*3)		-	25,620	(1,014)	-	-	24,606
NH-Synergy Core Industrial New Technology Fund		-	6,500	(63)	-	-	6,437
J& Moorim Jade Investment Fund		-	5,500	40	-	-	5,540
Ulmus SHC innovation investment fund		-	5,000	192	-	-	5,192
Mirae Asset Partners X Private Equity Fund		-	8,000	(142)	-	-	7,858
T Core Industrial Technology 1st Venture PEF		-	4,500	35	-	-	4,535
Curious Finale Corporate Recovery Private Equity Fund		-	3,377	313	-	-	3,690
TI First Property Private Investment Trust 1		-	2,879	176	-	-	3,055
MPLUS Professional Private Real Estate Fund 25		-	3,010	280	-	-	3,290
IBKC Global Contents Investment Fund		-	5,000	(57)	-	-	4,943
Nautic Smart No.6 Private Equity Fund		-	4,000	(26)	-	-	3,974
Premier Luminous Private Equity Fund		-	7,095	(104)	-	-	6,991
Hanyang-Meritz 1 Fund		-	3,500	(17)	-	-	3,483

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
KNT 2ND PRIVATE EQUITY FUND		-	3,000	1,157	-	-	4,157
Maple Mobility Fund		-	9,274	(591)	-	-	8,683
AVES 1st Corporate Recovery Private Equity Fund		-	4,800	(64)	-	-	4,736
JS Shinhan Private Equity Fund		-	5,076	(39)	-	-	5,037
Daishin Newgen New Technology Investment Fund 1st		-	8,000	4,169	-	-	12,169
META ESG Private Equity Fund I		-	5,726	(49)	-	-	5,677
SWFV FUND-1		-	9,700	(54)	-	-	9,646
PHAROS DK FUND		-	4,000	(51)	-	-	3,949
Shinhan VC tomorrow venture fund 1		-	9,113	(71)	-	-	9,042
Highland 2021-8 Fund		-	4,900	(1)	-	-	4,899
Medicii 2021-3 Fund		-	9,752	(24)	-	-	9,728
Tres-Yujin Trust		-	10,000	(5)	-	-	9,995
Shinhan-Time mezzanine blind Fund		-	15,000	(58)	-	-	14,942
Capstone REITs No.26		-	4,849	(454)	-	-	4,395
JB Incheon-Bucheon REITS No.54	~~W~~	-	5,000	(1)	-	-	4,999
Hankook Smart Real Asset Investment Trust No.3		-	4,173	169	-	-	4,342
JB Hwaseong-Hadong REITs No.53		-	5,000	(1)	-	-	4,999
KB Oaktree Trust No.3		-	3,141	18	-	-	3,159
Daehan No.36 Office Asset Management Company		-	21,500	-	-	-	21,500
Rhinos Premier Mezzanine Private Investment Fund No.1		-	3,000	5	-	-	3,005
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		-	19,426	477	-	-	19,903
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		-	39,996	109	-	-	40,105
SKS-Yozma Fund No.1		-	6,000	(55)	-	-	5,945
IBKC-METIS Global Contents Investment Fund		-	4,000	-	-	-	4,000
Keistone Unicorn Private Equity Fund		-	6,300	-	-	-	6,300
Others		121,040	63,729	5,881	(3)	(5,570)	185,077
	~~W~~	2,657,768	101,582	158,600	6,514	(10,719)	2,913,745

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.

(*2) For the year ended December 31, 2021, the Group has stopped recognizing its equity method income or loss to accumulated deficits and the shares are retired for the year ended December 31, 2021.

(*3) Classified as investments in associates without cash transactions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

13.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Securities sold:
Stocks	~~W~~	360,170	275,451
Bonds		721,027	505,202
Others		17,820	7,114
		1,099,017	787,767
Gold/silver deposits		534,951	581,458
	~~W~~	1,633,968	1,369,225

14. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021	Reason for designation
Equity-linked securities sold	~~W~~	5,915,082	5,795,071	Combined financial instrument
Other securities sold with embedded derivatives		2,094,893	2,228,799
	~~W~~	8,009,975	8,023,870

    (*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~8,009,975 million as of March 31, 2022. Increase in values of the liability due to credit risk changes is ~~W~~471 million for the three-month period ended March 31, 2022 and the accumulated changes in values are (-)~~W~~1,759 million as of March 31, 2022.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of March 31, 2022 and December 31, 2022 are as follows:

		March 31, 2022	December 31, 2021
Expiration payment	~~W~~	7,298,165	7,325,678
Carrying value		8,009,975	8,023,870
Difference from carrying value		(711,810)	(698,192)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

15. Debt securities issued

Debt securities issued as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022			December 31, 2021
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.84~8.00	~~W~~	64,303,739	0.79~8.00	~~W~~	64,419,771
Subordinated debt securities issued	2.20~4.17		4,530,125	2.20~4.60		5,030,125
Gain on fair value hedges	-		(227,353)	-		(122,069)
Discount on debt securities issued	-		(40,489)	-		(38,845)
			68,566,022			69,288,982
Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.59		7,157,016	0.25~7.59		7,462,087
Subordinated debt securities issued	3.34~5.10		3,390,604	3.34~5.10		3,307,306
Loss on fair value hedges	-		(59,382)	-		130,392
Discount on debt securities issued	-		(42,067)	-		(39,404)
			10,446,171			10,860,381
		~~W~~	79,012,193		~~W~~	80,149,363

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

16. Defined benefits plans

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Present value of defined benefit obligations	~~W~~	2,165,508	2,205,869
Fair value of plan assets		(2,287,947)	(2,296,685)
Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(122,439)	(90,816)

(*) The asset for defined benefit obligation of ~~W~~122,439 million as of March 31, 2022 is the net defined benefit assets of ~~W~~188,380 million less the net defined liabilities of ~~W~~65,941 million. In addition, the asset for defined benefit obligation of ~~W~~90,816 million as of December 31, 2021 is the net defined benefit assets of ~~W~~142,020 million less the net defined liabilities of ~~W~~51,204 million.

(b) Net income relating to defined benefit liabilities for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Current service cost	~~W~~	42,606	45,556
Net interest expense (income)		(1,632)	165
Past service cost		14	-
	~~W~~	40,988	45,721

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

17.  Provisions

(a) Provisions as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Asset retirement obligations	~~W~~	83,882	82,123
Expected loss related to litigation		9,873	9,693
Unused credit commitments		313,125	300,008
Guarantee contracts issued:		88,413	81,922
Financial guarantee contracts		60,877	55,344
Non-financial guarantee contracts		27,536	26,578
Others(*)		660,521	693,110
	~~W~~	1,155,814	1,166,856

(*) As of March 31, 2022 and December 31, 2021, the Group recognizes a provision of ~~W~~492,580 million and ~~W~~518,955 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

17.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are as follows:

		March 31, 2022
		Unused credit commitments			Financial guarantee contracts issued			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	150,573	147,511	1,924	48,607	6,709	28	355,352
Transfer (from) to 12-month expected credit loss		32,427	(32,335)	(92)	725	(725)	-	-
Transfer (from) to lifetime expected credit loss		(7,504)	7,548	(44)	(367)	367	-	-
Transfer (from) to impaired financial asset		(45)	(434)	479	-	-	-	-
Provided(reversed)		(23,017)	36,535	(328)	(69)	276	3	13,400
Change in foreign exchange rate		(294)	221	-	412	91	-	430
Others(*)		-	-	-	4,987	(164)	(3)	4,820
Ending balance	~~W~~	152,140	159,046	1,939	54,295	6,554	28	374,002

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

17.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life-time expected credit loss	Impaired financial asset	12 months expected credit loss	Life-time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614
Transfer (from)to 12 months expected credit loss		63,335	(63,249)	(86)	2,931	(2,931)	-	-
Transfer (from)to life-time expected credit loss		(11,889)	11,917	(28)	(3,621)	3,621	-	-
Transfer (from)to impaired financial asset		(274)	(939)	1,213	-	-	-	-
Provided (reversed)		(66,373)	58,188	(610)	(581)	(178)	5	(9,549)
Change in foreign exchange rate		1,964	1,077	-	1,910	534	-	5,485
OtOthers(*)		(337)	380	-	(6,582)	(1,672)	13	(8,198)
Ending balance	~~W~~	150,573	147,511	1,924	48,607	6,709	28	355,352

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

18. Liabilities under insurance contracts

(a) Insurance liabilities as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Policy reserve	~~W~~	54,506,224	54,330,046
Policyholder’s equity adjustment		(2,093)	3,452
	~~W~~	54,504,131	54,333,498

(b) Income or expenses on insurance for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Insurance income
Premium income	~~W~~	1,472,650	1,639,416
Reinsurance income		40,925	36,956
Separate account income		20,081	21,250
		1,533,656	1,697,622
Insurance expenses
Claims paid		1,311,213	1,452,763
Reinsurance premium expenses(*1)		280,001	42,692
Reversal of (provision for) insurance liabilities(*1)(*2)		(55,901)	150,762
Separate account expenses		20,080	21,249
Acquisition costs		152,670	179,034
Collection expenses and discount fee		4,244	4,891
Deferred acquisition costs(-)		(90,318)	(109,206)
Amortization of deferred acquisition costs		102,714	111,473
		1,724,703	1,853,658

Net loss on insurance	~~W~~	(191,047)	(156,036)

(*1) It includes reinsurance expenses of ~~W~~ 233,592 million and reversal of insurance liabilities of ~~W~~ 233,123 million due to an issuance of joint reinsurance as of March 31, 2022.

(*2) It includes the interest expense among the provision for insurance liabilities of the life insurance company.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

19. Equity

(a) Equity as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Capital stock:
Common stock	~~W~~	2,608,176	2,608,176
Preferred stock		361,465	361,465
		2,969,641	2,969,641

Hybrid bond		3,932,822	3,334,531

Capital surplus:
Share premium		11,352,819	11,352,819
Others		742,224	742,224
		12,095,043	12,095,043

Capital adjustments		(611,238)	(664,429)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(1,680,796)	(614,872)
Gain on financial assets at fair value through profit or loss (Overlay approach)		84,487	141,821
Equity in other comprehensive loss of associates		(3,737)	7,595
Foreign currency translation adjustments for foreign operations		(94,400)	(125,219)
Net loss from cash flow hedges		(53,999)	(26,471)
Other comprehensive loss of separate account		(74,564)	(22,850)
Remeasurement of defined benefit obligation		(341,330)	(343,124)
Changes in own credit risk on financial liabilities designated under fair value option		(1,274)	(1,816)
		(2,165,613)	(984,936)

Retained earnings		31,156,525	30,541,300

Non-controlling interest		2,156,340	2,247,272
	~~W~~	49,533,520	49,538,422

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

19. Equity (continued)

(b) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments of March 31, 2022 and December 31, 2021 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		March 31, 2022	December 31, 2021
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	Perpetual bond	3.77		134,683	134,683
September 15, 2017	〃	Perpetual bond	4.25		89,783	89,783
April 13, 2018	〃	Perpetual bond	4.08		134,678	134,678
April 13, 2018	〃	Perpetual bond	4.56		14,955	14,955
August 29, 2018	〃	Perpetual bond	4.15		398,679	398,679
June 28, 2019	〃	Perpetual bond	3.27		199,476	199,476
September 17, 2020	〃	Perpetual bond	3.12		448,699	448,699
March 16, 2021	〃	Perpetual bond	2.94		429,009	429,009
March 16, 2021	〃	Perpetual bond	3.30		169,581	169,581
January 25, 2022	〃	Perpetual bond	3.90		560,438	-
January 25, 2022	〃	Perpetual bond	4.00		37,853	-
August 13, 2018	USD	Perpetual bond	5.88		559,526	559,526
May 12, 2021	〃	Perpetual bond	2.88		556,007	556,007
				~~W~~	3,932,822	3,334,531

(*) For the three-month period ended March 31, 2022, the deduction for capital related to hybrid bonds issued is ~~W~~1,709 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and each bond is either a perpetual bond or a bond of which the Group has right to extend the maturity under the same condition.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

19. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are as follows:

		March 31, 2022
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on financial assets at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen-sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(730,295)	141,821	7,623	(125,219)	(26,471)	(22,850)	(343,124)	(28)	115,423	(1,816)	(984,936)
Change due to fair value		(1,521,650)	(82,543)	(13,022)	-	-	(71,330)	-	10	23,346	471	(1,664,718)
Reclassification:
Change due to impairment or disposal		9,355	-	-	-	-	-	-	-	-	-	9,355
Effect of hedge accounting		-	-	-	-	(57,457)	-	-	-	-	-	(57,457)
Hedging		23,689	-	-	(11,808)	5,896	-	-	-	-	-	17,777
Effects from changes in foreign exchange rate		-	-	-	43,746	-	-	-	-	157	-	43,903
Remeasurements of the defined benefit plans		-	-	-	-	-	-	1,588	-	-	-	1,588
Deferred income taxes		403,775	25,209	1,682	(1,556)	24,033	19,616	230	(2)	(6,381)	(205)	466,401
Transfer to other account		-	-	-	-	-	-	-	-	(279)	276	(3)
Non-controlling interests		2,064	-	-	437	-	-	(24)	-	-	-	2,477
Ending balance	~~W~~	(1,813,062)	84,487	(3,717)	(94,400)	(53,999)	(74,564)	(341,330)	(20)	132,266	(1,274)	(2,165,613)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

19.  Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen-sive income (expense) of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)
Change due to fair value		(1,110,290)	(31,924)	6,517	-	-	(56,484)	-	(3)	21,408	(1,526)	(1,172,302)
Reclassification:
Change due to impairment or disposal		(114,399)	-	-	-	-	-	-	-	-	-	(114,399)
Effect of hedge accounting		-	-	-	-	(209,869)	-	-	-	-	-	(209,869)
Hedging		10,627	-	-	(74,525)	239,800	-	-	-	-	-	175,902
Effects from changes in foreign exchange rate		-	-	-	333,059	-	-	-	-	673	-	333,732
Remeasurements of the defined benefit plans		-	-	-	-	-	-	59,441	-	-	-	59,441
Deferred income taxes		334,391	11,826	(3,769)	(6,226)	(8,231)	15,211	(16,164)	1	(16,061)	(1,272)	309,706
Transfer to other account		-	-	-	-	-	-	-	-	29,421	6,153	35,574
Non-controlling interests		2,547	-	-	(466)	-	-	(621)	-	-	-	1,460
Ending balance	~~W~~	(730,295)	141,821	7,623	(125,219)	(26,471)	(22,850)	(343,124)	(28)	115,423	(1,816)	(984,936)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won, except per share data)

19.  Equity (continued)

(e) Regulatory reserve for loan losses

If the allowance for credit losses in accordance with K-IFRS falls short of the allowance for credit losses in accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between the two into regulatory reserve for loan losses for each accounting period.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Beginning balance	~~W~~	3,699,315	3,329,899
Planned provision (reversal) for regulatory reserve for loan losses		(28,293)	369,416
Ending balance	~~W~~	3,671,022	3,699,315

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,400,384	1,191,938
Reversal(provision) of regulatory reserve for loan losses		29,192	(116,948)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	1,429,576	1,074,990
Basic and diluted earnings per share adjusted for regulatory reserve in won(*)	~~W~~	2,607	1,954

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won, except per share data)

19.  Equity (continued)

(f) Treasury stock

Changes in treasury stock for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

	March 31, 2022			December 31, 2021
	The number of shares		Carrying value	The number of shares		Carrying value
Beginning balance	6,352	~~W~~	227	704,796	~~W~~	28,215
Acquisition(*)	900,000		36,761	2,426		79
Disposal	-		-	700,870		(28,067)
Ending balance	906,352	~~W~~	36,988	6,352	~~W~~	227

(*) The controlling company is acquiring treasury stocks for retirement, and the expected end date of acquisition of treasury stocks is April 20, 2022.

(g) Dividends

By resolutions of the 21th general meeting of stockholders, the annual dividends declared to be paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2021 are as follows:

		Total dividends
Common stock (~~W~~1,400 per share)	~~W~~	723,230
Convertible preferred stock (~~W~~1,400 per share)		24,475
	~~W~~	747,705

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

20. Net interest income

Net interest income for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Interest income:
Cash and due from banks at amortized cost	~~W~~	27,594	23,089
Deposit at FVTPL		330	350
Securities at FVTPL		192,424	158,438
Securities at FVOCI		250,864	214,259
Securities at amortized cost		280,452	265,126
Loans at amortized cost		3,373,324	2,829,911
Loans at FVTPL		15,939	13,022
Others		20,664	18,491
		4,161,591	3,522,686
Interest expense:
Deposits		725,994	528,092
Borrowings		128,054	77,279
Debt securities issued		373,396	346,655
Others		25,016	14,307
		1,252,460	966,333

Net interest income	~~W~~	2,909,131	2,556,353

21. Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Fees and commission income:
Credit placement fees	~~W~~ 	19,559	20,929
Commission received as electronic charge receipt		36,468	37,390
Brokerage fees		101,412	177,534
Commission received as agency		34,111	37,723
Investment banking fees		96,589	27,247
Commission received in foreign exchange activities		68,369	63,053
Asset management fees		80,101	76,091
Credit card fees		298,599	264,023
Operating lease fees		106,851	80,811
Others		250,444	239,615
		1,092,503	1,024,416
Fees and commission expense:
Credit-related fees		9,302	10,393
Credit card fees		208,312	197,491
Others		131,039	135,073
		348,653	342,957

Net fees and commission income	~~W~~	743,850	681,459

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

22. Provision for(reversal of) allowance for credit loss

Provision for allowance for credit loss on financial assets for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Allowance provided:
Loans at amortized cost	~~W~~	(222,386)	(158,656)
Other financial assets at amortized cost		(9,897)	(17,555)
Securities at fair value through other comprehensive income		(2,644)	(725)
Unused credit line and financial guarantee		(13,400)	(3,178)
Securities at amortized cost		(212)	-
		(248,539)	(180,114)
Allowance reversed:
Securities at amortized cost		-	60
	~~W~~	(248,539)	(180,054)

23. General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Employee benefits:
Salaries	~~W~~	813,961	798,280
Severance benefits:		50,161	54,719
Defined contribution		10,823	10,416
Defined benefit		39,338	44,303
Termination benefits		641	639
		864,763	853,638

Entertainment		9,066	8,494
Depreciation		132,551	119,851
Amortization		39,932	40,522
Taxes and utility bills		46,370	49,670
Advertising		42,732	34,675
Research		6,961	5,763
Others		181,951	166,396
	~~W~~	1,324,326	1,279,009

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

24.  Share-based payments

(a) Performance shares granted as of March 31, 2022 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions(*1)	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at March 31, 2022	196,034	2,161,483

Fair value per share in Korean won(*2)	~~W~~40,580, ~~W~~44,222, ~~W~~33,122 and ~~W~~37,387 for the expiration of exercising period from 2018 to 2021	~~W~~41,500

(*1) Starting with the shares provided since 2020, Shinhan Financial Group and subsidiaries related to banking segment will apply relative stock price linked (20.0%), management index (60.0%) and prudential index (20.0%).

(*2) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

24.  Share-based payments (continued)

(b) Share-based compensation costs for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
7th(*)	~~W~~	-	-	-
Performance share		2,145	16,950	19,095
	~~W~~	2,145	16,950	19,095

		March 31, 2021
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	1	1	2
Performance share		1,760	13,275	15,035
	~~W~~	1,761	13,276	15,037

(*) As of December 31, 2021, all stock options have expired.

(c) Accrued expenses as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022
		Accrued expenses
		The controlling company	The subsidiaries	Total
Stock options granted:
Performance share	~~W~~	11,732	85,355	97,087
	~~W~~	11,732	85,355	97,087

		December 31, 2021
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
Performance share	~~W~~	10,598	82,498	93,096
	~~W~~	10,598	82,498	93,096

(*) As of December 31, 2021, all stock options have expired.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

25. Income tax expense

Income tax expense for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Current income tax expense	~~W~~	362,400	379,490
Temporary differences		(287,132)	(108,177)
Income tax recognized in other comprehensive income		435,212	156,078
Income tax expense	~~W~~	510,480	427,391

Effective tax rate	%	26.43	25.98

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

26. Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,400,384	1,191,938
Less:
Dividends to hybrid bonds		(37,391)	(31,462)
Net profit available for common stock	~~W~~	1,362,993	1,160,476

Weighted average number of common shares outstanding(*)		534,055,202	533,972,776

Basic and diluted earnings per share in Korean won	~~W~~	2,552	2,173

(*) The number of basic ordinary shares outstanding is 516,599,554 shares and the above weighted-average stocks are calculated by reflecting treasury stocks issued and 17,482,000 shares of convertible preferred shares issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

27. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	11,140,658	10,540,968
Contingent guarantees		5,032,827	4,670,771
ABS and ABCP purchase agreements		1,548,718	1,525,768
		17,722,203	16,737,507
Commitments to extend credit:
Loan commitments in Korean won		82,437,095	81,707,963
Loan commitments in foreign currency		19,773,920	19,807,686
Other agreements (*)		94,698,616	92,338,217
		196,909,631	193,853,866
Endorsed bills:
Secured endorsed bills		10,264	8,199
Unsecured endorsed bills		11,023,771	7,683,165
		11,034,035	7,691,364
	~~W~~	225,665,869	218,282,737

(*) Unused credit commitments provided to the card customers are included, the amounts are ~~W~~ 89,160,866 million for the three-month period ended March 31, 2022 and ~~W~~ 86,979,545 million for the year ended December 31, 2021.

(b) Legal contingencies

As of March 31, 2022, the Group is involved with 595 pending lawsuits as a defendant with total litigation fee of ~~W~~523,758 million.

As of the March 31, 2022, the Group has recorded ~~W~~9,873 million and ~~W~~3,944 million, respectively, as other provisions and insurance contract liabilities (reserve for claims) for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) The Group entered into an agreement between shareholders with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake in the Group. In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares to the Group.

(d) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (“TRS”, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedged ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P. ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

On November 12, 2021, the financial supervisory authority has finalized an institutional penalty (a six-month ban on sale of new private equity funds) imposed against the Group.

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

27.  Commitments and contingencies (continued)

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’. It is expected that the criminal trial will determine whether the Group is legally responsible or not. The Group has determined the present obligation that the Group may liable for the charge of involvement in the fraud is not significant.

As of March 31, 2022, there is a dispute between companies over some beneficiary certificates acquired under the management order of Lime Asset Management.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(e) The Group sold approximately ~~W~~390.7 billion of German Heritage DLS trust products from May 2017 to December 2018. As of March 31, 2022, the repayment of ~~W~~379.9 billion has been delayed. Accordingly, the supervisory authorities were conducting an inspection on the incomplete sale of trust products. The penalties imposed against the Group (Shinhan Investment Corp. having been banned from making new contracts on several specified monetary trusts for six months, etc.) were partially finalized by the Financial Services Commission(FSC) on November 12, 2021.

(f) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of March 31, 2022, approximately ~~W~~420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery.

(g) The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion land trust project (148 cases other than the new construction project of accommodation facilities in Sutaek-dong, Guri-si, Gyeonggi-do (excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the period ended March 31, 2022, the total PF loans amounted to ~~W~~4,677.1 billion. The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group’s failure to fulfill its responsibilities. As of March 31, 2022, the risk of the Group to bear the responsibility to complete the project is low, and the loss cannot be reliably measured, hence this was not reflected in the financial statements for the period ended March 31, 2022. Meanwhile, the process of each business sites will be continuously monitored.

28. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Cash and due from banks at amortized cost	~~W~~	28,693,160	28,471,127
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,692,559)	(1,490,600)
Restricted due from banks		(15,593,610)	(13,896,642)
		(17,286,169)	(15,387,242)
	~~W~~	11,406,991	13,083,885

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS No.1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 12’

(a) Balances with the related parties as of March 31, 2022 and December 31, 2021 are as follows:

Related party	Account		March 31, 2022	December 31, 2021
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	55	61
〃	Credit card loans		105	87
〃	Deposits		6,513	14,870
Partners 4th Growth Investment Fund	Deposits		9,281	10,096
BNP Paribas Cardif General Insurance	Credit card loans		29	24
〃	ACL		(2)	(2)
〃	Other provisions		4	4
〃	Deposits		1,400	1,455
Dream High Fund Ⅲ(*)	Deposits		-	4
Midas Dong-A Snowball Venture Fund 2	Deposits		357	350
Incorporated association Finance Saving Information Center	Deposits		14	16
Nomura investment property trust No.19	Loans		11,880	11,880
〃	Other assets		44	-
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		338	345
Korea Finance Security	Deposits		736	457
SHINHAN-CORE TREND GLOBAL FUND 1(*)	Unearned revenue		-	17
Hermes Private Investment Equity Fund	Deposits		238	246
Korea Credit Bureau	Deposits		30	1,394
Goduck Gangil1 PFV Co., Ltd	Loans		9,375	12,000
〃	ACL		(40)	(52)
SBC PFV Co., Ltd	Deposits		24,995	33,278
Sprott Global Renewable Private Equity Fund I	Deposits		155	176
IMM Global Private Equity Fund	Loans		800	800
〃	ACL		(3)	(3)
〃	Deposits		26,477	21,543
Goduck Gangil10 PFV Co., Ltd	Loans		6,500	7,600
〃	ACL		(20)	(24)
〃	Deposits		32,205	72,740
Shinhan Global Healthcare Fund 2	Deposits		1	1
One Shinhan Global Fund 1	Unearned revenue		73	104

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29.  Related parties

(a) Balances with the related parties as of March 31, 2022 and December 31, 2021 are as follows (continued):

Related party	Account		March 31, 2022	December 31, 2021
Investments in associates (continued):
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits		18	23
EDNCENTRAL Co.,Ltd.	Loans		-	19,739
〃	Accrued income		-	9
〃	Deposits		36	1
〃	Unearned revenue		-	40
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,919	3,919
Neoplux Market-Frontier Secondary Fund	Account receivables		231	954
Gyeonggi-Neoplux Superman Fund	Account receivables		780	620
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		246	1,002
KTC-NP Growth Champ 2011-2 Private Equity Fund	Account receivables		4,508	4,512
Neoplux No.3 Private Equity Fund	Account receivables		912	662
NV Station Private Equity Fund	Deposits		34	41
Korea Digital Asset Custody	Deposits		215	526
SW-N Fund	Deposits		362	115
Shinhan Smilegate Global PEF I	Unearned revenue		-	49
WaveTechnology co.Ltd	Deposits		93	99
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		513	513
iPIXEL Co.,Ltd.	Loans		40	55
〃	Deposits		431	651
CJL No.1 Private Equity Fund	Deposits		779	779
NewWave 6th Fund	Account receivables		110	-
Nova New Technology Investment Fund No.1	Deposits		357	357
DS Power Semicon Private Equity Fund	Deposits		81	-
JS Shinhan Private Equity Fund	Unearned revenue		149	-
Key management personnel and their immediate relatives:	Loans		5,855	6,149
	Assets		46,324	70,850
	Liabilities	~~W~~	104,885	159,432

(*) Excluded from the associates due to disposal and liquidation for the three-month period ended March 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2022 and 2021 are as follows:

Related party	Account		March 31, 2022	March 31, 2021
Investments in associates:
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	556	700
〃	Interest expense		(6)	(4)
〃	General and administrative expenses		-	(1)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		-	91
BNP Paribas Cardif General Insurance	Fees and commission income		2	3
〃	Interest expense		(1)	-
〃	Reversal for credit losses		1	-
SM New Technology Business Investment Fund I(*1)	Fees and commission income		-	24
Partners 4th Growth Investment Fund	Interest expense		(7)	(3)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		146	129
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		48	62
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		181	90
Shinhan-PS Investment Fund No.1	Fees and commission income		5	5
Nomura investment property trust No.19	Interest income		129	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		338	111
KOREA FINANCE SECURITY	Fees and commission income		2	3
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		140	67
Shinhan-Rhinos 1 Fund(*2)	Fees and commission income		61	47
SHINHAN-CORE TREND GLOBAL FUND1(*2)	Fees and commission income		-	25
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		59	60
One Shinhan Global Fund 1	Fees and commission income		31	74
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		56	14
Korea Credit Bureau	Fees and commission income		3	3
〃	Interest expense		-	(5)
Goduck Gangil1 PFV Co., Ltd.	Interest income		120	227
	Reversal for credit losses		11	-
SBC PFV Co., Ltd.	Interest expense		(7)	(1)
IMM Global Private Equity Fund	Interest income		6	6
〃	Interest expense		(48)	(5)
Goduck Gangil10 PFV Co., Ltd.	Interest income		56	69
〃	Interest expense		(148)	-
〃	Reversal for credit losses		3	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29.  Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2022 and 2021 are as follows (continued):

Related party	Account		March 31, 2022	March 31, 2021
Investments in associates (continued):
COSPEC BIM tech(*1)	Interest income	~~W~~	-	41
〃	Reversal for credit losses		-	95
Korea Omega Project Fund I	Fees and commission income		44	44
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		50	-
EDNCENTRAL Co.,Ltd.	Interest income		270	276
〃	Fees and commission income		40	133
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		96	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment(*1)	Fees and commission income		-	64
Future-Creation Neoplux Venture Capital Fund	Interest income		-	1
〃	Fees and commission income		54	96
Neoplux Market-Frontier Secondary Fund	Fees and commission income		231	246
Gyeonggi-Neoplux Superman Fund	Fees and commission income		160	150
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		246	241
NewWave 6th Fund	Fees and commission income		276	303
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		124	124
KTC-NP Growth Champ 2011-2 Private Equity Fund	Interest income		-	4
Neoplux No.3 Private Equity Fund	Fees and commission income		912	746
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45(*2)	Fees and commission income		-	23
Shinhan Smilegate Global PEF I	Fees and commission income		49	5
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		513	-
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		15	-
Ulmus SHC innovation investment fund	Fees and commission income		23	-
CJL No.1 Private Equity Fund	Interest expense		(1)	-
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		69	-
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		25	-
Shinhan VC tomorrow venture fund 1	Fees and commission income		850	-
JS Shinhan Private Equity Fund	Fees and commission income		446	-
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		147	-
Shinhan-Kunicorn first Fund	Fees and commission income		261	-
Shinhan-Quantum Startup Fund	Fees and commission income		10	-
Shinhan Simone FundⅠ	Fees and commission income		78	-
Key management personnel and their close family members
Interest income			42	30
		~~W~~	6,767	4,413

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2021.

(*2) Excluded from the associates due to disposal and liquidation for the three-month period ended March 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29.  Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the three-month periods ended March 31, 2022 and 2021 are as follows:

		March 31, 2022	March 31, 2021
Short-term employee benefits	~~W~~	8,768	5,698
Severance benefits		208	249
Share-based payment transactions(*)		4,623	4,846
	~~W~~	13,599	10,793

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of March 31, 2022 and December 31, 2021 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		March 31, 2022	December 31, 2021	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused loan limit
〃	Key Management Personnel		1,984	1,607	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		895	913	Unused credit line
〃	BNP Paribas Cardif General Insurance		221	226	Unused credit line
The Group	Structured entities		177,256	207,078	Purchase agreement
		~~W~~	190,356	219,824

(e) Details of collaterals provided by the related parties as of March 31, 2022 and December 31, 2021 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		March 31, 2022	December 31, 2021
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
	iPIXEL Co.,Ltd.	Electronic credit guarantee		190	190
	Key Management Personnel	Properties		7,854	10,012
		Deposits and etc.		1,048	2,011
		Guarantee		2,576	375
				11,478	12,398
			~~W~~	23,668	24,588

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29.  Related parties (continued)

(f) Details of significant loan transactions with related parties for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

			March 31, 2022
Classification	Company		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,880	-	-	-	11,880
	EDNCENTRAL Co.,Ltd.		19,739	-	(20,000)	261	-
	Goduck Gangil1 PFV Co., Ltd.		12,000	-	(2,625)	-	9,375
	Goduck Gangil10 PFV Co., Ltd.		7,600	-	(1,100)	-	6,500
	IMM Global Private Equity Fund		800	-	-	-	800
	iPIXEL Co.,Ltd.		55	-	-	(15)	40
Key Management Personnel			6,150	2,806	(3,099)	-	5,857
Total		~~W~~	58,224	2,806	(26,824)	246	34,452

(*) The effect on changes in credit loss allowance is included.

			December 31, 2021
Classification	Company		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	-	-	(93)	11,880
	IGIS PRIVATE REAL ESTATE TRUST NO.331		9,688	-	(9,769)	81	-
	EDNCENTRAL Co.,Ltd.		19,381	-	-	358	19,739
	Goduck Gangil1 PFV Co., Ltd.		24,000	-	(12,000)	-	12,000
	Goduck Gangil10 PFV Co., Ltd.		9,400	600	(2,400)	-	7,600
	IMM Global Private Equity Fund		800	-	-	-	800
	COSPEC BIM tech		151	-	-	(151)	-
	iPIXEL Co.,Ltd.		-	71	-	(16)	55
Kay Management Personnel			5,146	5,315	(4,311)	-	6,150
Total		~~W~~	80,539	5,986	(28,480)	179	58,224

(*) The effect on changes in allowance for credit loss is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

30. Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022	December 31, 2021
Total assets:
Asset-backed securitization	~~W~~	241,650,901	248,200,446
Structured financing		279,114,788	255,854,384
Investment fund		318,744,461	301,241,508
	~~W~~	839,510,150	805,296,338

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

30. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying value of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	20,445	166,190	-	186,635
Loan at amortized cost		609,323	14,998,707	257,669	15,865,699
Securities at fair value through profit or loss		3,951,963	259,087	16,205,641	20,416,691
Derivative assets		4,834	14,359	-	19,193
Securities at fair value through other comprehensive income		2,181,813	176,329	-	2,358,142
Securities at amortized cost		6,828,546	-	-	6,828,546
Other assets		60	10,151	90	10,301
	~~W~~	13,596,984	15,624,823	16,463,400	45,685,207
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	15,315	70	-	15,385
Other liabilities		101	7,639	3	7,743
	~~W~~	15,416	7,709	3	23,128

		December 31, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	16,352	156,630	42,231	215,213
Loan at amortized cost		731,184	13,548,490	155,572	14,435,246
Securities at fair value through profit or loss		3,752,394	235,238	14,014,493	18,002,125
Derivative assets		4,343	16,560	-	20,903
Securities at fair value through other comprehensive income		2,510,057	215,237	-	2,725,294
Securities at amortized cost		6,493,106	-	-	6,493,106
Other assets		138	17,280	177	17,595
	~~W~~	13,507,574	14,189,435	14,212,473	41,909,482
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	3,817	48	-	3,865
Other liabilities		103	21,683	-	21,786
	~~W~~	3,920	21,731	-	25,651

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	13,596,984	15,624,823	16,463,400	45,685,207
ABS and ABCP commitments		905,062	6,425	1,757,055	2,668,542
Loan commitments		420,872	945,961	30,770	1,397,603
Guarantees		21,200	86,106	-	107,306
Others		-	49,232	-	49,232
	~~W~~	14,944,118	16,712,547	18,251,225	49,907,890

		December 31, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	13,507,574	14,189,435	14,212,473	41,909,482
ABS and ABCP purchase agreements		895,273	2,210	2,703,353	3,600,836
Loan commitments		439,843	984,082	6,900	1,430,825
Guarantees		21,200	105,550	-	126,750
Others		-	150,579	-	150,579
	~~W~~	14,863,890	15,431,856	16,922,726	47,218,472

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

31. Business combination

(a) Shares of investments in Subsidiary

On October 29, 2021, the Group signed a Share Purchase Agreement with BNP Paribas Group Co., Ltd. for a 94.54% (7,230,174 shares of common stock) stake in BNP Paribas Cardif Life Insurance Co., Ltd. At the end of the reporting period, the Financial Services Commission has yet approved the incorporation of subsidiary.

(b) The merger of Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc.

Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged on January 5, 2022 to form a holding company named Shinhan Asset Management Co., Ltd. As a result of the merger, the common shareholders as of immediately prior to the merger of Shinhan Alternative Investment Management Inc. (the extinct corporation) are entitled to receive 0.4430946 share of Shinhan Asset Management Co., Ltd. (the surviving corporation)’s common share (~~W~~ 5,000 per share) per common share of Shinhan Alternative Investment Management Inc. There is no further transfer of any such shares except in accordance with the exchange ratio agreed upon by both parties under the merger agreement addressed above.

32. Events after the reporting period

(a) Quarterly dividend resolution

The Company has decided to pay a quarterly dividend of ~~W~~ 400 per share for common stock and convertible preferred stock by a resolution of the Board of Directors on April 22, 2022. The total amount of dividends is ~~W~~ 213,270 million, and the dividend base date is March 31, 2022.

(b) Treasury stock Retirement

The Company has disposed 3,665,423 treasury stocks as of April 25, 2022 in accordance with the resolution of the Board of Directors on March 24, 2022.

(c) The sale of the headquarter building of Shinhan Financial Investment Corp.

The company has finalized a preferred bidder for the sale of the headquarter building of Shinhan Financial Investment Corp. in accordance with the resolutions of the board of directors on May 2, 2022, and will proceed with the sale afterwards.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

33.  Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with IFRS 9 ‘Financial Instruments’ and the default rate at the end of 2021 was re-estimated and reflected in the measurement of expected credit loss allowance using the changed forward-looking information on GDP growth and private consumption growth, which are major variables for calculating the default rate. As of March 31, 2022, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the COVID-19 and the pace of economic recovery. The Group will continue to monitor the impact of the COVID-19 disease on the economy.

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows, figures may significantly vary for industries that are highly affected by future economic conditions:

(a) Shinhan Bank

		March 31, 2022
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	166,473	3,235,521	1,419,568	219,472	88,048	2,158,372	88,923	7,376,377
Securities at fair value through profit or loss		1,649	-	44,855	-	-	1,397	2,205	50,106
Securities at fair value through other comprehensive income		117,008	18,189	261,931	-	7,276	10,900	-	415,304
Off-balance accounts		369,556	329,978	2,264,385	15,421	81,655	927,828	38,329	4,027,152
	~~W~~	654,686	3,583,688	3,990,739	234,893	176,979	3,098,497	129,457	11,868,939

		December 31, 2021
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	164,904	3,314,684	937,385	219,859	86,241	2,082,545	92,152	6,897,770
Securities at fair value through profit or loss		-	-	29,911	-	-	-	2,737	32,648
Securities at fair value through other comprehensive income		114,158	18,142	264,343	-	7,123	10,678	-	414,444
Off-balance accounts		364,351	323,638	2,650,311	20,196	91,622	982,026	37,941	4,470,085
	~~W~~	643,413	3,656,464	3,881,950	240,055	184,986	3,075,249	132,830	11,814,947

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

33.  Uncertainty due to changes in domestic and global economic conditions (continued)

(b) Shinhan Card Co., Ltd.

		March 31, 2022
		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	364,519	145,325	383,238	893,082
Off-balance accounts		793,014	-		793,014
		December 31, 2021
		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	371,197	152,838	387,318	911,353
Off-balance accounts		814,598	-		814,598

(c) Jeju Bank

		March 31, 2022
		Airlift passenger	Lodging	Art-related	Movie theater	Travel	Bus rental	Bath services	Training facilities	Total
Loans at amortized cost	~~W~~	-	292,431	4,150	596	25,233	7,534	17,194	5,459	352,597
Off-balance accounts		3	5,727	160	3	858	246	482	3	7,482
	~~W~~	3	298,158	4,310	599	26,091	7,780	17,676	5,462	360,079

		December 31, 2021
		Airlift passenger	Lodging	Art-related	Movie theater	Travel	Bus rental	Bath services	Training facilities	Total
Loans at amortized cost	~~W~~	-	295,664	4,161	596	25,432	7,535	17,089	5,466	355,943
Off-balance accounts		4	5,439	161	4	991	197	538	6	7,340
	~~W~~	4	301,103	4,322	600	26,423	7,732	17,627	5,472	363,283

As of March 31, 2022 and December 31, 2021, the exposures of the loans applied for moratorium of interest payments and moratorium of repayment in installments by Shinhan Bank and Jeju Bank are as follows:

(a) Shinhan Bank

		March 31, 2022	December 31, 2021
Moratorium of interest payments	~~W~~	194,195	224,449
Moratorium of repayment in installments		1,283,266	1,342,366
Moratorium of interest payments and moratorium of repayment in installments		64,167	65,773
	~~W~~	1,541,628	1,632,588

(b) Jeju Bank

		March 31, 2022	December 31, 2021
Moratorium of interest payments	~~W~~	-	348
Moratorium of repayment in installments		304,132	276,193
	~~W~~	304,132	276,541

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

34. LIBOR Interest rates

The effective interest rate, not the carrying value, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship.

Regarding the suspension of LIBOR interest rate calculation, the financial instruments that have not been converted to replaced interest rate benchmark among the LIBOR interest rates as of March 31, 2022 and December 31, 2021 are as follows:

(a) Non-derivative financial assets

		March 31, 2022
		Carrying Value
		USD LIBOR(*2)	JPY LIBOR	EUR LIBOR	Other LIBORs
Due from banks and loans at amortized cost:
Loans		2,856,700	48,712	-	-
	~~W~~	2,856,700	48,712	-	-
Securities at fair value through other comprehensive income:
Financial institution bonds	~~W~~	186,067	-	-	-
Corporate bonds and others		288,082	-	-	-
	~~W~~	474,149	-	-	-
Commitments and financial guarantee contracts(*1)		225,282	-	-	-

		December 31, 2021
		Carrying Value
		USD LIBOR(*2)	JPY LIBOR	EUR LIBOR	Other LIBORs
Due from banks and loans at amortized cost:
Loans	~~W~~	2,768,972	207,660	49,642	122,104

Securities at fair value through other comprehensive income:
Financial institution bonds	~~W~~	167,167	-	-	-
Corporate bonds and others		281,949	-	-	-
	~~W~~	449,116	-	-	-
Commitments and financial guarantee contracts(*1)		280,224	39,148	56,552	13,853

(*1) Commitments and financial guarantee contracts are at nominal value.

(*2) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

34.  LIBOR Interest rates(continued)

(b) Non-derivative financial liabilities

		March 31, 2022
		Carrying Value
		USD LIBOR(*)	JPY LIBOR	EUR LIBOR	Other LIBORs
Financial liabilities at amortized cost:
Deposits	~~W~~	200,000	-	-	-
Borrowings		348,432	-	-	-
Debt securities issued		1,008,058	-	-	-
	~~W~~	1,556,490	-	-	-

		December 31, 2021
		Carrying Value
		USD LIBOR(*)	JPY LIBOR	EUR LIBOR	Other LIBORs
Financial liabilities at amortized cost:
Deposits	~~W~~	200,000	-	-	-
Borrowings		347,420	-	-	-
Debt securities issued		986,871	-	-	-
	~~W~~	1,534,291	-	-	-

(*) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

(c) Derivatives

		March 31, 2022
		Value of Open Interest
		USD LIBOR(*)	JPY LIBOR	EUR LIBOR	Other LIBORs
Held for trading using:
Interest rates	~~W~~	10,993,698	-	-	-
Currency		11,096,109	-	-	-
Stocks		294,467	-	-	-
Credits		1,132	-	-	-
Others		387,456	-	-	-
	~~W~~	22,772,862	-	-	-
Held for hedging:
Interest rates		4,075,492	-	-	-
Currency		247,003	-	-	-
		4,322,495	-	-	-

(*) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

		December 31, 2021
		Value of Open Interest
		USD LIBOR(*)	JPY LIBOR	EUR LIBOR	Other LIBORs
Held for trading using:
Interest rates	~~W~~	10,772,390	-	-	-
Currency		10,900,844	-	-	-
Stocks		268,243	-	-	-
Credits		1,108	-	-	-
Others		379,360	-	-	-
	~~W~~	22,321,945	-	-	-
Held for hedging:
Interest rates		4,150,155	-	-	-
Currency		278,705	-	-	-
		4,428,860	-	-	-

(*) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.